

P.E.
12-31-02

Credit Acceptance Corporation



APR 28 2003



ARS



PROCESSED
APR 29 2003
THOMSON FINANCIAL



SEC'D S.E.C.
APR 28 2003
1086
PROCESSING SECTION
WASH., D.C.









A Message from our Chairman and Founder...

"In 2002, we proudly celebrated our 30th anniversary."

In 1972, Credit Acceptance began operations with a single employee working out of a small office. While I knew the market was large, my goals were simple - sell more cars and stay in business.



Over the past 30 years, Credit Acceptance has greatly surpassed my expectations. Not only have we survived the last 30 years, we have prospered as well. We finished last year with $842 million in assets and recorded after-tax profits of just over $29 million. We have accomplished all this in an industry where the success rate of companies is very low. Even though the market we serve has grown dramatically and the assets we finance, used cars, have a much longer life span, still, over the past 30 years no other finance company has emerged with a successful program for serving our market segment.

We believe our success is due to our focus on changing the lives of our customers by helping them not only finance the automobiles they drive, but helping them improve their credit rating. If we succeed in improving the credit rating of our customers, we can significantly impact the quality of their lives by dramatically reducing the financing costs of anything they buy in the future. We accomplish this not only through the dedicated efforts of our employees, but in partnership with our dealers. It's a team effort to help our dealers develop long-term relationships with each customer.

I am proud of our Company and our accomplishments, and I believe we have never been in a better position. We have never been more focused. We have never had greater clarity with regard to our goals and priorities, our internal controls have never been stronger, and our potential never greater.

Donald A. Foss
Chairman and Founder

Dear Shareholders,

The following summarizes our financial results for each of the last four years:

(Dollars in thousands, except per share data)	1999	2000	2001	2002
Net income (loss)	$ (10,686)	$ 23,650	$ 29,203	$ 29,701
Imputed cost of equity at 10%	29,279	28,210	30,575	34,088
Economic loss	(39,965)	(4,560)	(1,372)	(4,387)
Economic loss per share [1]	$ (0.78)	$ (0.09)	$ (0.03)	$ (0.09)

[1] Includes average options outstanding during the year.

After significant improvement in 2000 and 2001, the progress in our reported financial results stalled in 2002. There were two primary reasons for this result: (1) higher provisions for advance losses and (2) increased spending on infrastructure. There were a number of additional non-recurring items (tax related items, fixed asset write-offs) that effectively offset each other and had minimal effect on our 2002 results.



The $7.4 million increase in the provision for advance losses ($4.8 million after-tax) is primarily the result of an adverse change in collection trends that occurred in North America during the second half of 2002. We attribute the decline in collection results to inefficiencies caused by the installation of a new collection system in June. It is likely that had the new system not been installed, the additional provisions would not have been required. We expect to realize significant benefits from the new system with time.

In 2002, we spent roughly $5.0 million more (pre-tax) than in 2001 on support infrastructure. Support infrastructure includes information systems, corporate finance, human resources, Six Sigma, corporate legal, internal audit and risk. While increased spending in these areas negatively impacted shareholders in 2002, we believe these investments will benefit shareholders long-term. We expect to grow our business significantly over the next decade, have learned from our history that growth creates risk, and believe our investments in infrastructure increase the probability that we grow profitably. While we expect to continue to invest in support infrastructure, we expect the rate of growth of these investments to be no greater than the rate of growth in our assets for the foreseeable future.

Economic Profit

We began using Economic Profit to measure our financial results in 2000. Over the past three years, it has provided clarity and consistency to our operating decisions. During this time, Economic Profit has improved considerably. Significant progress was made in 2000 as we picked low-hanging fruit by liquidating low-return assets. In 2001, we started the more difficult process of simultaneously increasing the amount of capital invested in our business and improving our returns on capital. However, late in 2001, concerns about the economic environment and access to capital caused us to slow asset growth, and again we emphasized improving the return on capital over expanding our business. As a result, during 2002 we eliminated dealer-partner relationships that did not meet our return objectives and adjusted advance programs to generate more volume from

the most profitable segments of our business and to reduce volume from the least profitable segments. These efforts were successful in increasing our return expectation on new originations. Over the long-term, we expect to be able to grow and gradually improve our reported return on capital as newer, more profitable business replaces older business on our balance sheet and as we realize the benefits of infrastructure investments and economies of scale. Measuring Economic Profit will ensure we continue to appropriately focus on the profitability of each investment we make.

Achievements in 2002

Additional progress was made during 2002 in the following areas:

- We continued the successful rollout of our Internet-based credit application processing system ("CAPS"). The system, which was introduced to our dealer-partners in 2001, brings a number of benefits to our business model. For our dealer-partners, the system simplifies our program, allowing each dealer-partner to originate a greater volume of business at higher levels of profitability per vehicle. For our Company, the system improves our service levels, enhances our ability to deploy risk-adjusted pricing, and reduces loan origination costs. By year-end, 100% of our new loans were being processed through this system in the United States.

- Our forecasts indicate we increased the spread between the amount advanced to dealer-partners and the expected collection rate on new loans. This has three benefits. First, it increases our margin for error. Second, it increases our return on capital as the same revenue stream is generated with less capital invested. Finally, it ensures we have dealer-partners committed to long-term success as a greater percentage of their profits are generated through the success of their portfolio.

- We established a working Six Sigma function. For an annual investment of just over $1.0 million, the Company will benefit from a dedicated group of nine professionals trained in solving problems through a proven methodology. The initial projects are currently in process, and I look forward to reporting our progress in next year's letter.

- We made progress toward our goal of becoming one of the Top 100 Best Companies to Work For. While we are not large enough to qualify for Fortune magazine's list, we were recognized as one of the 101 Best and Brightest Companies to Work For in the Detroit Metro area in 2002. Other measures, such as employee turnover, also tell us we are on the right path in this area.



- We installed a new collection system. No system is more important to our business than this one. Our installation difficulties are well documented and, while we wish the system could have been installed with less disruption, we are now in a position to realize operating efficiencies and improvements in collection rates that could not have occurred without the new system.

We also worked hard at developing other products that could be offered through our existing channels. We explored offering home mortgages, credit cards, and insurance products to our customers through strategic relationships with companies specializing in these industries and piloted a number of additional products for our dealers-partners. To date these efforts have been unsuccessful. While we are still open to other opportunities, our focus in 2003 will be primarily on our core product.

Our Business

Credit Acceptance was founded in 1972 by our current chairman and majority shareholder, Donald A. Foss. Our core product provides loan underwriting, servicing, and capital, which gives auto dealers the ability to finance the 20% of the population who are unable to access traditional auto financing. Without our program, these customers have three limited options: (1) pay cash, (2) do without a vehicle, or (3) finance their vehicle purchase through a dealer who provides an "in-house" financing program. These customers often either cannot purchase a vehicle or purchase an unreliable one and are not provided an opportunity to establish a positive credit history. Our program offers an attractive alternative. We allow dealer-partners to provide the financing necessary for customers to purchase quality vehicles. Importantly, we report each customer's payment progress to the credit bureaus, which creates an opportunity for our customers

to improve their lives by establishing a positive credit history. A significant number of our customers take advantage of this second chance and move on to more traditional financing.

Our program also provides enormous value to automobile dealers. Our dealer-partners benefit as a result of: (1) vehicle sales to customers they could not finance without our program, (2) loyal repeat and referral business from those customers, (3) incremental service and body shop revenue, (4) sales of vehicles to customers who are attracted to the dealership because of "Guaranteed Credit Approval" but who actually qualify for traditional credit, and (5) other services we provide such as sales training and marketing assistance. In short, a relationship with Credit Acceptance makes a dealer's business much more profitable.

Our program is offered to a select group of dealers who pay a one-time fee of $9,850 to secure the rights to our program in their area. We do not purchase loans from dealers like traditional indirect lenders. Instead, at the inception of a loan, we advance dealers a portion of the expected cash flows on each loan. Our goal is to advance dealers enough at loan origination to provide modest positive cash profit on the vehicle sale, but not enough for Credit Acceptance to assume the credit risk of the transaction. We service and collect the loans and retain 20% of all cash flows from the loans as our fee. The dealer receives the remaining 80%, which is first used to repay all advances. Advances are combined, typically in pools of 100 loans, so that collections from performing loans cover advances from those not performing. The majority of the dealers' profits on the sale of a car financed through Credit Acceptance typically are received after advance repayment. This partnership essentially provides an economic benefit for dealers who write collectible automobile loans.

Although we provide financing, our business model is very different from a traditional finance company. We utilize little leverage, have significantly greater margin for error and achieve much better returns on capital than other industry participants. In addition, our partnership with dealers, combined with the opportunity for customers to rehabilitate their credit, ensures that all parties benefit from participating in a successful transaction.

Forecasts

Our business model relies on our ability to forecast loan performance. Our forecasts are used to structure each transaction through pricing and credit policy and to reserve for advance losses. We maintain a large database of information containing many data points on historical loans and base our forecasts on how customers with like profiles have previously performed. We carefully track the performance of each loan and make adjustments to our forecasts every month.

Forecasting is a subject shareholders should pay close attention to. If we are not successful in creating Economic Profit, it will likely be because we overestimated future loan performance. Knowing this, we have made the forecasting process an area of significant focus.

The following table presents advance rates and forecasted collection rates, expressed as a percentage of total loan value, for the past eleven years:

December 31, 2002

Year	Forecasted Collection %	Advance %	Spread %	% of Forecast Realized
1992	81%	35%	46%	100%
1993	76%	37%	39%	100%
1994	62%	42%	20%	100%
1995	56%	46%	10%	98%
1996	57%	49%	8%	98%
1997	60%	49%	11%	97%
1998	68%	50%	18%	98%
1999	72%	54%	18%	96%
2000	72%	53%	19%	87%
2001	68%	49%	19%	59%
2002	68%	46%	22%	20%

The spread between the collection rate and the advance rate works to reduce our risk of writing unprofitable business. For 2002 originations, for example, an advance rate of 46%, after allowing for our 20% fee, requires us to collect only 57.5% in order to avoid generating advance

losses. The 2002 expected spread of 22% leaves, on average, a much wider margin for error than existed during the mid-1990's. Because collections are applied to advances on an individual dealer basis, a wider margin for error on average does not eliminate the risk of impaired advances, but it does work to reduce this risk significantly.

The following table compares last year's forecasted collections to our current forecast:

Year	Last Year's Forecast	Current Forecast	Variance
1992	81%	81%	0%
1993	76%	76%	0%
1994	62%	62%	0%
1995	56%	56%	0%
1996	57%	57%	0%
1997	60%	60%	0%
1998	69%	68%	(1%)
1999	73%	72%	(1%)
2000	73%	72%	(1%)
2001	70%	68%	(2%)

Since a year ago, we have reduced our forecast for four of the ten years presented. While the reductions expressed as percentages may appear modest, in reality they are significant. For all years presented, the variance expressed in dollars is $47 million. The impact on our advance loss provision was roughly 16% of this amount.

Without the difficult system conversion, it is likely our results would have been much closer to our prior year forecast. While the results of our system conversion were disappointing, we believe significant progress occurred during the latter part of the year. Collection activity returned to pre-system conversion levels as measured by calls and contacts per delinquent account. The level of charge-offs improved significantly in November and December. If these improvements can be sustained, it will greatly reduce the probability of continued high levels of advance provisions in 2003.

In last year's letter, I emphasized that the following challenges made it more difficult to forecast loan performance:

- A more difficult economic environment
- The change to an Internet-based origination environment
- A longer loan term

We now believe that the three concerns cited a year ago had only a small impact on our collection results over the past 12 months. In spite of this, we remain cautious regarding our forecasts. As of the date of this letter, we are engaged in war in Iraq and receive regular terrorist alerts at home. We have not attempted to forecast the effect of a worst-case or near worst-case scenario on our portfolio.

Unit Volumes

In our largest market, North America, we originated 50,839 loans in 2002 compared to 62,675 in 2001, a decrease of 18.9%. As mentioned above, the decline was a result of our efforts shifting from growth to improvements in our return on capital because of economic and availability of capital concerns. We are confident we will have ample opportunity to invest 100% of our available capital in our core business for the foreseeable future given our large market, with approximately 20% of the population falling squarely in our market niche.

Two positive trends that emerged in 2001 continued in 2002. After increasing 21% in 2001, average dealer-partner volumes increased 6% in 2002. The increase in volume per dealer-partner is the result of our Internet-based origination system, a more effective field sales force and our selective approach to enrolling new dealer-partners. Second, we believe our program is more profitable for our dealer-partners than ever before. We believe future loan volumes will be closely tied to the amount of profit dealer-partners realize from our program. In 2002, we paid approximately $43 million in "Portfolio Profit" and "Portfolio Profit Express" payments to dealer-partners. This amount, a record for our Company, was up 19% over the prior year. Portfolio Profit payments are generated from the dealer-partner's 80% share of collections received after advances have been repaid.

Access to Capital

A year ago we set three goals for 2002:

(1) Expand our borrowing capacity to allow for a 1:1 relationship of debt to equity,

(2) Increase the number of funding sources, and

(3) Increase the average term of our debt.

While some progress was made, this area represents our biggest source of disappointment in 2002. During the year, we successfully renewed our bank line and completed a $75 million securitization with a new lender. To date, we have completed eight successful securitizations. Currently, our access to stable debt financing is well short of our target of 1:1. We believe the current situation is temporary. Because our business model is unique and the track record of our industry is unimpressive, lenders are understandably cautious.

However, we are unique. Our business model provides our lenders with a huge margin of safety. Our assets primarily consist of advances made to dealer-partners that will be repaid through collections from loan portfolios. Our advance at the time of origination is conservative when compared to the future expected cash flows. As of December 31, 2002, we expect to receive $662 million in future cash flows from automobile loans assigned to our Company. Of this amount, approximately $528 million will be retained by us (a combination of advance repayment and our 20% servicing fee) and $134 million will be paid to dealer-partners. We have borrowed $110 million against these future cash flows. As the following chart illustrates, after deducting debt service and loan servicing costs, we estimate that we have excess collateral of $359 million:

(Dollars in millions)	As of December 31, 2002
Expected cash flow from loans receivable	$ 662
Less: Expected payments to dealer-partners	(134)
Cash flows available to Credit Acceptance	528
Less: Servicing expenses	(53)
Less: Interest expense	(6)
Less: Debt outstanding	(110)
Excess collateral	$ 359

Even if we prove to be wildly optimistic at projecting future cash flows, our lenders will be unaffected. Simply put, in order for our current debt holders to suffer a single dollar of principal loss, future cash flows would need to be slightly more than a quarter of our forecast:

(Dollars in millions)	As of December 31, 2002
Cash flow from loans receivable[1]	$ 169
Less: Expected payments to dealer-partners[2]	0
Cash flows available to Credit Acceptance	169
Less: Servicing expenses	(53)
Less: Interest expense	(6)
Less: Debt outstanding	(110)
Excess collateral	$ 0

[1] Assuming collections of 26% of expected collections of $662 million.

[2] Future cash flows to dealer-partners only occur when cash flows from loans receivable, less our 20% servicing fee, exceed amounts advanced to dealer-partners. If collection rates fall to the levels assumed in this analysis, we would not expect any individual dealer-partners to receive additional cash flows.

We will continue to explain our business to all interested parties including rating agencies, banks and other capital providers. We believe the attractiveness of our model will, over time, eclipse industry concerns and we will have much greater access to capital at more attractive rates than we are able to obtain today.

United Kingdom

During 2002, we reduced the amount of capital invested in the United Kingdom from $95 million at the start of the year to $70 million at year-end. A year ago we listed two challenges relating to the United Kingdom. First, our business was heavily concentrated with two dealer-partner groups who represented 66% of our business volumes. Secondly, we were concerned that, relative to North America, higher advance rates offered in the United Kingdom created an additional risk that was not appropriately offset by the return on capital generated. Early in 2002, we took steps to address these concerns that resulted in much lower origination volumes but more rational pricing. As our United Kingdom business contains a higher risk profile, we expect higher returns to compensate

shareholders for the additional risk. Our new pricing provides us with an opportunity to achieve our target return provided we are able to generate enough business to cover fixed operating expenses.

Late in 2002, we installed a United Kingdom version of our Internet-based origination platform. Although it is too early to report on the impact of this system, we believe it will allow us to create a more marketable product similar to the product we offer domestically.

Share Repurchases

Since our share repurchase program began in mid-1999, we have repurchased 5.0 million shares at an average price of $6.09. We expect to continue to repurchase shares when the stock price presents an opportunity to buy shares at less than intrinsic value, and we have the capital to do so. Because determinations of intrinsic value are subjective and imprecise, we attempt to make these assessments using conservative assumptions.

Liquidation of Our Leasing Portfolio

In early 2002, we stopped originating new automobile lease contracts. In early 1999, we entered the automobile leasing market to take advantage of certain structural advantages, primarily tax related, in order to provide a better product to our dealer-partners and customers and enhance our overall returns on capital. Two events caused us to reverse this strategy. First, our core indirect lending business began to show improved returns on capital, and as a result, increased the return we required from our leasing business. Second, the leasing portfolio did not perform in line with our expectations.

Our lease portfolio liquidation is occurring without any major surprises. Our lease investment at year-end was $13 million, down from $38 million at the start of the year. We expect our investment to be reduced to under $5 million by year-end 2003, with the remaining investment recovered in 2004.

Looking Forward

We are happy with our progress over the past three years. Conventional wisdom holds that lower credit tiers experience an economic downturn more severely than do higher credit tiers. Many people expect businesses serving lower credit tiers to emerge during good times and disappear during more challenging times. We have been able to improve our results over the last three years in spite of an economic environment that has been challenging for many companies, including other participants in our industry.

We attribute our success to the efforts of our 717 team members located in Southfield, MI Henderson, NV and Worthing, UK who embrace our core purpose of *"We Change Lives!"*® and our culture of honesty, teamwork, learning, urgency, and fun. We look forward to reporting our progress in next year's letter.



Brett A. Roberts
Chief Executive Officer



Our Five Core Values...

HONESTY we have the courage and integrity to face the truth of each situation... with facts as they are, not as we would like them to be... we communicate openly... our actions are consistent with our words.
TEAMWORK we take pride in our collective accomplishments... we take responsibility for our collective mistakes... we understand we can accomplish more by including others in what we do... we celebrate our victories.. we treat each other with respect.
LEARNING we relentlessly search out new ideas regardless of the source... we strive for continuous self-improvement... we listen and learn from each other.
URGENCY we approach our objectives with passion and urgency... we are faced with infinite possibilities for growth, achievement and experiences constrained only by time... we are constantly reminded that time is limited and should be consumed as our most precious asset.
FUN we believe fun is created through an environment filled with trust, challenge, personal growth and hard work... knowing that we are helping people improve their lives.

Financial Highlights

2002 Financial Summary

(Dollars in thousands, except per share data)	2002	2001
Revenues	$ 154,334	$ 147,329
Net income	29,701	29,203
Diluted earnings per share	$ 0.68	$ 0.68
Total loan originations	$ 625,385	$ 782,302
Assets	$ 842,325	$ 861,434
Gross loan receivable	$ 778,674	$ 762,031
Non-accrual loans as a percent of total gross loans	24.0%	20.0%
Debt	$ 109,841	$ 202,529
Shareholders' equity	$ 323,848	$ 288,439
Debt to equity ratio	0.34	0.70
Actual shares outstanding	42,325,615	42,162,628
Book value per share	$ 7.65	$ 6.84
Change in book value per share	11.8%	10.8%







000008

Credit Acceptance

CUSTOMERS



Mark Jones







"10 dealerships, 10 turndowns... *then I heard about Credit Acceptance's Guaranteed Credit Approval. My daughter Raven and I drove off in our '96 Mustang. Just 17 months later my credit was quickly approved through GMAC and at a low 5.5% rate! Wow... my first brand-new car and a great credit rating too!* Thank you Credit Acceptance!"

Donald Boyd









"Credit Acceptance was there to help me when no one else would... *as soon as my credit was rehabilitated, I traded my used car in for a brand new 2003 Jeep and lowered my payment by over $30.00!* To me... that's life changing!"



Mr. & Mrs. Jackie Phillips





"Thank you *for giving us a second chance to re-establish our credit. Within 10 minutes we were qualified and approved for an automobile loan with Credit Acceptance.* We are very grateful *for the second chance you gave us!"*

Deborah Young









"You guys are miracle workers. *I had gotten laid off from my job and had lost my home... everything. You were the only ones that would give me credit to get a car.* I am just so happy! *I am thankful for everything you have done for me and how you help people, because so many have turned me down. I just wanted to tell you that. God bless you all!"*









"Credit Acceptance has given Auto Express the ability to stay consistently committed to success *by providing the most competitive financing in the automotive industry... it truly builds excitement and success. Credit Acceptance is the competitive edge required in today's automotive industry!"*



2003 National Dealer-Partner Council



Ben Donarumma
All Star Auto Sales



Chip Ellis
Ellis Motor Cars



Gary Sullivan
Loehmann-Blasius Chevrolet



Jeff Braatz
Paradise Motor Sales









"I couldn't have achieved this without Credit Acceptance and their Guaranteed Credit Approval System!"

Chip Ellis set a new world record when his dealership, Ellis Motor Cars, wrote 238 contracts in just one month! Congratulations, Chip!



Joe Battista
Auto Express of Manassas



Ken Hoag
Wyoming Auto Group



Ron Wolff
Morrie's Brooklyn Park



Tom Herald
Hebron Auto Sales



Otto Award Winners
Henderson, Nevada Office



Cindy Shantz, Ph.D.

"I truly feel that joining Credit Acceptance was one of the best decisions I have ever made. *It is extremely motivating to be part of such a progressive company! In Staffing & Development we are working on many exciting projects aimed at hiring, developing and retaining the best team members, so I am always challenged in my work. I look forward to making sure we remain one of the 101 Best & Brightest companies to work for in Metro Detroit, and to expanding our scope to include Henderson and other national awards!"*



Claire Berresford, UK



Great Place to Work Committee



Otto Award Winners - Southfield Office



Otto



Lori Dubiel

"Wow! Twenty years!
It seems just like yesterday that I started working on the dealership side. Now I am back in the dealership world working in the Sales & Marketing Department as the Market Area Manager for North east Michigan. Not only has Credit Acceptance changed my life, but now I can share my experience and knowledge with my dealer-partners to help change their lives. Thank you Don Foss and Credit Acceptance!"



Carole Berresford
Steve Jones
Tim Mackew, UK



MVP Award Winners



Six Sigma Team

Our Mission...

To create one of the world's greatest

financial services companies

measured by creation of shareholder

value and raving fan team members,

customers and dealer-partners!

0000150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PERSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For this Fiscal Year Ended December 31, 2002
Commission File Number 000-20202

Credit Acceptance Corporation

(Exact Name of registrant as Specified in its Charter)

Michigan
(State or other jurisdiction of incorporation or other organization)

38-1999511
(I.R.S. Employer identification No.)

25505 W. Twelve Mile Road, Suite 3000
Southfield, Michigan
(Address of Principal Executive Offices)

48034-8339
(Zip Code)

Registrant's telephone number, including area code:
(248) 353-2700

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Sections (g) of the Act:
Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of 12,362,864 shares of the Registrant's common stock held by non-affiliates on June 28, 2002 was approximately $155,401,200. For purposed of this computation all officers, directors and 10% beneficial owners of the Registrant are assumed to be affiliates. Such determination should not be deemed an admission that such officers, directors and beneficial owners are, in fact, affiliates of the Registrant.

At February 28, 2003 there were 42,331,615 shares of the Registrant's Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pertaining to the 2003 Annual Meeting of Shareholders (the "Proxy Statement") filed pursuant to Regulation 14A are incorporated herein by reference into Part III.

CREDIT ACCEPTANCE CORPORATION
YEAR ENDED DECEMBER 31, 2002

INDEX TO FORM 10-K

		Page
	PART I	
Item 1.	Business	2
Item 2.	Properties	11
Item 3.	Legal Proceedings	11
Item 4.	Submission of Matters to a Vote of Security Holders	12
	PART II	
Item 5.	Market Price and Dividend Information	13
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	35
Item 8.	Financial Statements and Supplementary Data	37
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	67
Item 11.	Executive Compensation	67
Item 12.	Security Ownership of Certain Beneficial Owners and Management	67
Item 13.	Certain Relationships and Related Transactions	67
Item 14.	Controls and Procedures	67
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	68

PART I

Item 1. *Business*

General

Credit Acceptance Corporation (the "Company" or "Credit Acceptance"), incorporated in Michigan in 1972, is a financial services company specializing in products and services for a network of automobile dealers. Credit Acceptance provides participating dealers with financing sources for consumers with limited access to credit by offering "guaranteed credit approval." The Company delivers credit approvals through the Internet. Other services include marketing, sales training and a wholesale purchasing cooperative. Through its financing program, Credit Acceptance helps consumers change their lives by providing an opportunity to strengthen and reestablish their credit standing by making timely monthly payments. The Company refers to participating dealers who share its commitment to changing customers' lives as "dealer-partners."

Credit Acceptance was founded to service and collect retail installment contracts (referred to as "Contracts" or "Loans") originated and funded by automobile dealerships owned by the Company's founder and current Chairman, Donald Foss. During the 1980's, the Company began to market this service to non-affiliated dealers and, at the same time, began to offer financing in the form of a cash payment to the dealer-partner (an "advance") secured by the future collections on the Loans serviced for that dealer-partner. Today, the Company's program is offered in the United States, Canada and the United Kingdom.

The Company's Internet address is *www.creditacceptance.com.* The Company makes available, free of charge on the web site, copies of reports it files with the Securities and Exchange Commission as soon as reasonably practicable after the Company electronically files such reports.

Principal Business

A customer who does not qualify for conventional automobile financing can purchase a vehicle from a Credit Acceptance dealer-partner and finance the purchase through the Company. As payment for the vehicle the dealer-partner receives the following:

(i) a down payment from the customer;

(ii) a cash advance from the Company; and

(iii) after the advance has been recovered, the cash from payments made on the Loan, net of certain collection costs and the Company's servicing fee.

The Company's servicing fee is equal to a fixed percentage (typically 20%) of each payment collected. In addition, the Company receives fees for other products and services. Customers and dealer-partners benefit as follows:

Customers. The Company helps change the lives of customers who do not qualify for conventional automobile financing by helping them obtain quality transportation and, equally important, rehabilitate their credit through the timely repayment of their Loan.

Dealer-Partners. The Company's program increases dealer-partners' profits in the following ways:

- The Company enables dealer-partners to sell cars to customers who may not be able to obtain financing without the Company's program. In addition, customers often become repeat customers by financing future vehicle purchases either through the Company's program or, after they have successfully rehabilitated their credit, through conventional financing.
- The ability to advertise "guaranteed credit approval" attracts many customers who mistakenly assume they do not qualify for conventional financing, but who can actually qualify.
- The customers attracted to dealer-partners by "guaranteed credit approval" often use other services the dealerships offer and refer friends and relatives to them.

• As part of the Company's unique business model, dealer-partners share in the profits not only from the sale of the vehicle, but also from its financing.

The Company is organized into three primary business segments: North America, United Kingdom and Automobile Leasing. In early 2002, the Company stopped originating automobile leases and is in the process of liquidating the lease portfolio. See Note 12 to the consolidated financial statements for information regarding the Company's reportable segments.

Credit Acceptance derives its revenues from the following principal sources:

(i) servicing fees (recorded as finance charges) earned as a result of servicing Loans originated and assigned to the Company by dealer-partners;

(ii) lease revenue from investments in operating leases; and

(iii) other income, which primarily consists of fees earned from the Company's third party service contract programs, premiums earned on service contract and credit life insurance programs, monthly fees from the Internet origination system, interest income and fees from loans made directly to dealer-partners for floor plan financing and working capital purposes, revenue from secured line of credit loans offered to certain dealer-partners, and fees charged to dealer-partners at the time they enroll in the Company's program.

The following table sets forth the percent relationship to total revenue of each of these sources.

Percent of Total Revenue	For the Years Ended December 31, 2002	2001	2000
Finance charges	63.3%	61.2%	65.2%
Lease revenue	10.4	14.8	10.5
Other income	26.3	24.0	24.3
Total revenue	100.0%	100.0%	100.0%

The Company's business is seasonal with peak Loan originations occurring during February and March. However, this seasonality does not have a material impact on the Company's interim results.

Operations

North America and United Kingdom

Sales and Marketing. The Company's target market is a select group of the more than 90,000 independent and franchised automobile dealers in the United States, Canada, and the United Kingdom. The Company's market development process identifies high quality dealers in each geographic market and limits the number of automobile dealers in each geographic market that can participate in the Company's program. The selective marketing of the Company's program is intended to: (i) result in a network consisting of the highest quality dealer-partners who share the Company's commitment to changing lives; and (ii) increase the value of the Company's program to the Company's dealer-partners. Dealer-partners pay a one time enrollment fee to join the Company's program. A new dealer-partner is required to execute a Servicing Agreement, which defines the legal relationship between the Company and the dealer-partner.

Under the typical Servicing Agreement, a dealer-partner represents that it will only submit Loans to Credit Acceptance which satisfy criteria established by the Company, meet certain conditions with respect to the binding nature and the status of the security interest in the purchased vehicle, and comply with applicable state, federal and foreign laws and regulations. Dealer-partners receive a monthly statement from the Company, summarizing all transactions on Loans originated by such dealer-partner.

The typical Servicing Agreement may be terminated by the Company or by the dealer-partner upon written notice. The Company may terminate the Servicing Agreement immediately in the case of an event of default by the dealer-partner. Events of default include, among other things:

(i) the dealer-partner's failure to perform or observe covenants in the Servicing Agreement;

(ii) the dealer-partner's breach of a representation in the Servicing Agreement;

(iii) a misrepresentation by the dealer-partner relating to a Loan submitted to the Company; or

(iv) the appointment of a receiver for, or the bankruptcy or insolvency of, the dealer-partner.

While a dealer-partner can cease submitting Loans to the Company at any time without terminating the Servicing Agreement, if the dealer-partner elects to terminate the Servicing Agreement or in the event of a default, the dealer-partner must immediately pay the Company:

(i) any unreimbursed collection costs;

(ii) any unpaid advances and all amounts owed by the dealer-partner to the Company; and

(iii) a termination fee equal to 20% of the then outstanding amount of the Loans accepted by the Company.

Upon receipt in full of such amounts, the Company will reassign the Loan receivable and its security interest in the financed vehicle to the dealer-partner. In the event of a termination by the Company (or any other termination if the Company and the dealer-partner agree), the Company may continue to service Loans accepted prior to termination in the normal course of business without charging a termination fee.

Loan Origination. Once a dealer-partner has enrolled in the Company's program, the dealer-partner may begin submitting Loans to the Company for approval and funding. In North America, applications are submitted to the Company either by facsimile or through the Company's Internet based Credit Application Processing System ("CAPS"). CAPS was installed on a pilot basis in August 2000 and was offered to all dealer-partners located in the United States beginning in January 2001. In 2002, approximately 88.1% of the Company's Loans were approved through CAPS. CAPS allows dealer-partners to input a credit application and view the response from the Company on-line. CAPS, which is patent pending, allows dealer-partners to: (i) receive an approval from the Company much faster than with traditional methods; and (ii) interact with the Company's credit scoring system to improve the structure of each transaction prior to delivery. Applications not submitted through CAPS receive a response from the Company via facsimile. All responses include the amount of the advance, as well as any stipulations required for funding. The amount of the advance is determined by the Company's proprietary credit score, which considers data contained in the customer's credit application, the customer's credit bureau report, the structure of the proposed transaction, and vehicle information.

CAPS interfaces with the Company's application and contract system ("ACS"). ACS has been used by the Company to originate Loans in North America since May 1997. Loan information is entered into ACS either manually or through a download from CAPS. ACS provides credit scoring capability as well as the ability to process Loan packages. ACS compares Loan data against information provided during the approval process and allows the funding analyst to check that all stipulations have been met prior to funding. The Company's credit scoring system predicts the probability of default based upon the historical performance of Loans in the Company's portfolio that share similar characteristics. The performance of the credit scoring system is evaluated monthly by comparing projected to actual Loan performance. Adjustments are made to the credit scoring system when necessary.

In 2002, the United Kingdom utilized a manual Loan origination process that mirrors automated processes utilized in North America. In January 2003, the United Kingdom implemented a credit scoring system and began offering an on-line application system ("OASYS"), which is similar to CAPS in North America, to dealer-partners.

As advances are originated, they are automatically assigned to the originating dealer-partner's open pool of advances. Periodically, pools are closed and subsequent advances are assigned to a new pool. All advances due from a dealer-partner are secured by the future collections on the dealer-partner's portfolio of Loans. Collections on all related Loans within the pool, after payment of the Company's servicing fee and reimbursement of certain collection costs, are applied to reduce the aggregate advance balance owing against those Loans. Once the advance balance has been repaid, the dealer-partner is entitled to receive future collections from Loans within that pool, after payment of the Company's servicing fee and reimbursement of certain collection costs. The Company's acceptance of Loans is generally without recourse to the general assets of the dealer-partner. Each advance to a dealer-partner is secured by a lien on the financed vehicle.

Upon acceptance of the Loan, the Company records the gross amount of the Loan as a gross Loan receivable and the amount of its servicing fee as an unearned finance charge which, for balance sheet purposes, is netted from the gross amount of the Loan. The Company records the remaining portion of the Loan (the gross amount of the Loan less the unearned finance charge) as a dealer holdback. For balance sheet purposes, dealer holdbacks are shown net of the current advance balance.

Information on the Company's Loan originations for each of the last five years is presented in the following table:

	As of December 31,				
Average Loan Data	**2002**	**2001**	**2000**	**1999**	**1998**
Average size of Loan accepted	$11,316	$10,724	$8,867	$8,849	$8,402
Percentage growth in average size of Loan	5.5%	21.0%	0.2%	5.3%	0.7%
Average initial maturity (in months)	36	36	32	32	31
Average Advance per Loan	$ 5,243	$ 5,288	$4,657	$4,744	$4,260
Average Advance as a percent of average Loan accepted	46.3%	49.3%	52.5%	53.6%	50.7%

Servicing and Collections. In North America, the Company's pre-repossession collectors are organized into teams. The Company's first payment miss team services Loans of customers who have failed to make one of their first three payments on time. A collection call is generally placed to these customers three days after the payment is due. Once a customer has made their first three payments, a regional collection team services their Loan. Regional teams service all Loans originated by dealer-partners within their geographic area. The Company has implemented an incentive system to encourage collectors to collect the full amount due and eliminate the delinquency on Loans assigned to their team. Collectors may recommend repossession of the vehicle based on a variety of factors including the amount of the delinquency and the estimated value of the vehicle. All recommendations are approved by a collection team supervisor.

When a Loan is approved for repossession, the account is transferred to the repossession department. Repossession personnel continue to service the Loan as it is being assigned to a third party repossession agent, who works on a contingency fee basis. Once a vehicle has been repossessed, the customer can negotiate a redemption with the Company, whereby the vehicle is returned to the customer in exchange for paying off the Loan balance, or where appropriate or if required by law, the vehicle is returned to the customer and the Loan reinstated, in exchange for reducing or eliminating the past due balance. If the redemption process is not successful, the vehicle is shipped to a wholesale automobile auction and scheduled for sale. Prior to sale, the vehicle is usually inspected by the Company's remarketing representatives who authorize repair and reconditioning work in order to increase the sale proceeds at auction.

If the vehicle sale proceeds are not sufficient to satisfy the balance owing on the Loan, the Loan is assigned either to: (i) the Company's senior collection team, in the event that the customer is willing to make payments on the deficiency balance; or (ii) the Company's legal team, if it is believed that legal action is required to reduce the deficiency balance owing on the Loan. The Company's legal team assigns Loans to third party collection attorneys who file a claim and upon obtaining a judgment, garnish wages or other assets.

Collectors rely on two systems to service accounts in North America, the Collection System ("CS") and the Loan Servicing system ("LSS"). LSS and CS are connected through a batch interface. The present CS has been in service since June 2002. The system interfaces with a predictive dialer and records all activity on a Loan, including details of past phone conversations with the customer, collection letters sent, promises to pay, broken promises, repossession orders and collection attorney activity. LSS was installed in 1997. The system maintains a record of all transactions relating to Loans originated after July 1990 and is the primary source of management reporting including data utilized to:

(i) evaluate the Company's proprietary credit score;

(ii) forecast future collections;

(iii) establish the Company's reserve for advance losses; and

(iv) analyze the profitability of the Company's program.

The Company utilizes one major computer system in the United Kingdom that combines functionality included in LSS and CS. The collection process is less automated in the United Kingdom than in North America. The system in the United Kingdom provides data utilized to:

(i) forecast future collections;

(ii) establish the Company's reserve for advance losses; and

(iii) analyze the profitability of the Company's program.

Ancillary Products and Other Services

Service Contracts and Insurance Products. In North America, the Company maintains relationships with certain insurance carriers which provide dealer-partners the ability to offer customers credit life and disability insurance. Should the consumer elect to purchase this insurance, the premium on the insurance policy is added to the amount due under the Loan and to the advance balance. The Company is not involved in the actual sale of the insurance; however, the insurance carrier cedes the premiums, less a fee, to a wholly-owned subsidiary of the Company, which reinsures the coverage under the policy. As a result, the Company, through its subsidiary, bears the risk of loss, and earns revenues from premiums ceded and the investment of such funds.

The Company also provides North American dealer-partners the ability to offer a service contract product to customers through a wholly-owned subsidiary. In states that do not consider service contracts to be insurance products or require they be backed by a contractual liability insurance policy, the service contract is written directly through a wholly-owned subsidiary. The administration of this program has been subcontracted to a third party experienced in administering such programs. The Company, through its subsidiary, bears all risk of loss relating to claims. In states that regulate service contracts as insurance, or require that they be insured by a contractual liability insurance policy, the Company, through its wholly-owned subsidiary, contracted with an independent third party qualified to issue such service contracts, to offer dealer-partners the ability to offer customers service contracts. These service contracts are written by this independent third party, however, the Company, through its subsidiary, bears all risk of loss relating to claims. In each case, the premium on the service contract is added to the amount due under the Loan. The cost of the service contract, plus a commission earned by the dealer-partner on the sale of the service contract is added to the advance balance.

Additionally, the Company provides North American dealer-partners the ability to offer a third party service contract program. Under this program, the premium on the service contract is added to the amount due under the Loan. The cost of the service contract, plus a commission earned by the dealer-partner on the sale of the service contract is added to the advance balance. A portion of the amount added to the advance balance is retained by the Company as a fee. The third party bears all of the risk of loss on claims relating to these service contracts.

In the United Kingdom, a relationship is maintained with third party providers, who allow dealer-partners in the United Kingdom to offer credit life and disability insurance, service contracts and guaranteed asset protection ("GAP") insurance to consumers. For each product, the premium is added to the amount due under the Loan. The cost of each product, plus a commission earned by the dealer-partner on the sale of each product, is added to the advance balance. A portion of the amount added to the advance balance is retained by the Company as a fee. The third party bears all the risk of loss on claims relating to these products.

Floor Plan Financing. In North America, floor plan financing is offered on a limited basis to certain dealers, most of which participate in the Company's financing program. Under these financing arrangements, loans are provided to finance the dealer's inventory. Dealers are charged documentation fees in connection with each vehicle financed, plus interest on the unpaid balance at rates which generally range from 12% to 18% per annum. Security for these loans generally consists of:

(i) a lien on the financed inventory;

(ii) a security interest in the dealer's assets, including the dealer-partners' portfolio of Loans serviced by the Company; and

(iii) the personal guaranty of the owner.

In 2002, the Company significantly reduced its investment in the floor plan portfolio after concluding this business was not likely to generate an acceptable return on capital. The Company intends to continue to work to reduce the amount of capital invested in this business.

Secured Working Capital Loans. On a very limited basis, the Company provides working capital loans to dealer-partners. Dealer-partners are charged an origination fee when the loan is funded and pay interest on the obligation at rates ranging from 12% to 18% per annum. These loans are generally secured by a lien on the dealer-partner's assets, including the dealer-partners' portfolio of Loans serviced by the Company.

Secured Line of Credit Loans. Beginning in 2000, North America offered line of credit arrangements to certain dealers who were not participating in the Company's core program. These lines of credit are secured primarily by Loans, originated and serviced by the dealer, with additional security provided by the personal guarantee of the owner. The effective interest rate on these loans varies based upon the amount advanced to the dealer and the percentage of collections on the loan portfolio required to be remitted to the Company. During the third quarter of 2001, the Company discontinued offering this program to new dealers, and is in the process of reducing the amount of capital invested in this business.

Automobile Leasing

In early 2002, the Company decided to exit the automobile leasing business. This decision was based upon the conclusion that the automobile leasing business was unlikely to produce a higher return than the Company's automobile lending business over the long-term. Prior to this decision, the Company purchased automobile leases from dealer-partners for an amount based on the value of the vehicle as determined by an industry guidebook, assumed ownership of the related vehicle from the dealer-partner and received title to the vehicle. This program differed from the Company's principal business in that, as leases were purchased outright, the Company assumed no liability to the dealer-partner for dealer holdback payments. Additionally, the customer was required to remit a security deposit to the Company. Customer payments are applied toward the customer's outstanding lease receivable. At lease termination, the Company is responsible for the ultimate disposal of the vehicle, which is sold directly to the dealer-partner, to the customer or at auction. Leases generally have an original term ranging from 24 to 48 months, with an average of 37 months.

Credit Loss Policy

North America and United Kingdom

The Company maintains: (i) a reserve for advance losses; and (ii) a reserve for earned but unpaid servicing fees called the allowance for credit losses.

Reserve for advance losses. The Company maintains a reserve against advances that are not expected to be recovered through collections on the related Loan portfolio. For purposes of establishing the reserve, the present value of estimated future collections for each dealer-partner's Loan portfolio is compared to the related advance balance. The discount rate used for present value purposes is equal to the rate of return expected at the origination of the advance. To the extent that the present value of future collections is less than the advance balance due from a dealer-partner, the Company records a reserve equal to the difference between the advance and the present value of the estimated future collections. The Company maintains historical loss experience for each dealer-partner on a static pool basis and uses this information to forecast the timing and amount of future collections on each dealer-partner's portfolio. Proceeds from one dealer-partner's portfolio cannot be used to offset losses relating to another dealer-partner. Effective January 1, 2003, the Company modified its policy for charging off advances. Advances are charged off when the Company's analysis forecasts no future collections relating to such advance balance.

Advance losses represent the Company's primary credit risk. The risk of advance losses increases as the spread between the collection rate and advance rate narrows. The Company's primary protection against future losses relates to managing this spread appropriately.

Allowance for credit losses. The Company maintains an allowance for credit losses that covers earned but unpaid servicing fees on Loans receivable in non-accrual status. Servicing fees, which are recorded as finance charges, are recognized under the interest method of accounting until the underlying obligation is 90 days past due on a recency basis (no payments received for 90 days). At such time, the Company suspends the recognition of revenue and records a provision for credit losses equal to the earned but unpaid revenue. Once a Loan is classified in non-accrual status, it remains in non-accrual status for the remaining life of the Loan. Revenue on non-accrual Loans is recognized on a cash basis. Loans on which no payment has been received for nine months are charged off.

Automobile Leasing

The Company maintains: (i) a reserve for repossession losses; and (ii) a reserve for residual losses.

Reserve for repossession losses. The repossession reserve covers losses resulting from the difference between sale proceeds and the net investment in operating leases. For purposes of establishing the reserve, the Company estimates the expected losses, based on its historical loss experience, on its inventory of repossessed vehicles and vehicles being repossessed.

Reserve for residual losses. The residual reserve covers losses resulting from the disposal of vehicles at the end of the lease term. The Company established its residual values based upon an industry guidebook and data from repossessed vehicles sold at auction. Realization of the residual values is dependent on the Company's future ability to market the vehicles under then prevailing market conditions. Adverse changes in market conditions from those upon which the estimates were based could have an adverse effect on the Company's ability to realize the values estimated and require an increase in the reserve, which may materially and adversely affect the Company's results of operations.

Competition

The market for customers who do not qualify for conventional automobile financing is large and highly competitive. The market is currently served by banks, captive finance affiliates of automobile manufacturers, credit unions and independent finance companies both publicly and privately owned. Many of these companies are much larger and have greater resources than the Company. These companies typically target higher credit tier customers within the Company's market. While the Company currently is not aware of any other company offering guaranteed credit approval on a national scale, there can be no assurance that direct competition will not emerge and that the Company will be able to compete successfully.

Customer and Geographic Concentrations

Generally. As of December 31, 2002, approximately 48.0% of North American dealer-partners were located in Michigan, Ohio, New York, Virginia, Maryland, Illinois, and Tennessee. These dealer-partners accounted for approximately 51.8% of the number of Loans accepted in North America in 2002. As of December 31, 2002, approximately 15.0% of the Company's dealer-partners were located in the United Kingdom. These dealer-partners accounted for approximately 5.7% of the new Loans accepted by the Company. No single dealer-partner accounted for more than 10% of total revenues during any of the last three years. However, two dealer-partner groups in the United Kingdom accounted for approximately 41.6% and 66.1% and 53.3% of new Loans accepted in the United Kingdom in 2002, 2001, and 2000, respectively.

Affiliated Parties. The Company regularly accepts assignments of Loans originated by affiliated dealer-partners owned by: (i) the Company's majority shareholder and Chairman; (ii) the Company's President; and (iii) a member of the Chairman's family. Loans accepted from these affiliated dealer-partners were approximately $19.1 million, $21.2 million and $11.3 million in 2002, 2001 and 2000, respectively. Loans receivable from affiliated dealer-partners represented approximately 2.8%, 2.6% and 3.5% of the gross Loans receivable balance as of December 31, 2002, 2001 and 2000, respectively. The Company accepts Loans from affiliated dealer-partners and nonaffiliated dealer-partners on the same terms.

Prior to the decision to exit the leasing business, the Company regularly accepted automobile leases originated by affiliated dealer-partners owned by: (i) the Company's majority shareholder and Chairman; and (ii) the Company's President. Automobile leases accepted from affiliated dealer-partners were $11,000, $1.4 million and $10.1 million in 2002, 2001 and 2000, respectively. Affiliated dealer-partners originated approximately 1.0%, 4.6% and 22.6% of the value of automobile leases accepted and approximately 0.8%, 4.2% and 24.8% of the number of automobile leases accepted by the Company during 2002, 2001 and 2000, respectively. The Company accepted automobile leases from affiliated dealer-partners and nonaffiliated dealer-partners on the same terms.

Geographic Financial Information

The following table sets forth, for each of the last three years for the Company's domestic and foreign operations, the amount of revenues from customers and long-lived assets (in thousands):

	As of and for Years Ended December 31,		
	2002	2001	2000
Revenues from customers			
United States	$128,893	$118,646	$100,864
United Kingdom	20,022	23,674	20,729
Other foreign	5,419	5,009	2,018
Total revenues from customers	$154,334	$147,329	$123,611
Long-lived assets United States	$ 19,284	$ 18,806	$ 17,248
United Kingdom	667	840	1,170
Other foreign	—	—	—
Total long-lived assets	$ 19,951	$ 19,646	$ 18,418

The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's domestic and foreign operations. Accordingly, the revenue and identifiable assets shown may not be indicative of the amounts which would have been reported if the domestic and foreign operations were independent of one another.

Regulation

The Company's businesses are subject to various state, federal and foreign laws and regulations, which:

(i) require licensing and qualification,

(ii) regulate interest rates, fees and other charges,

(iii) require specified disclosures by automobile dealer-partners to customers,

(iv) govern the sale and terms of the ancillary products; and

(v) define the Company's rights to collect the Loans and repossess and sell collateral.

Failure to comply with, or an adverse change in, these laws or regulations could have a material adverse effect on the Company by, among other things, limiting the states or countries in which the Company may operate, restricting the Company's ability to realize the value of the collateral securing the Loans and leases, or resulting in potential liability related to Loans and leases accepted from dealer-partners. In addition, governmental regulations which would deplete the supply of used vehicles, such as environmental protection regulations governing emissions or fuel consumption, could have a material adverse effect on the Company. The Company is not aware of any such legislation currently pending.

The sale of insurance products in connection with Loans and leases assigned to the Company by dealer-partners is also subject to state laws and regulations. As the holder of the Loans and leases that contain these products, some of these state laws and regulations may apply to the Company's servicing and collection of the Loans and leases. However, as the Company does not deal directly with consumers in the sale of insurance products, it does not believe that such laws and regulations significantly affect its business. Nevertheless, there can be no assurance that insurance regulatory authorities in the jurisdictions in which such products are offered by dealer-partners will not seek to regulate the Company or restrict the operation of the Company's business in such jurisdictions. Any such action could materially adversely affect the income received from such products. The Company's credit life and disability reinsurance and property and casualty insurance subsidiaries are licensed and subject to regulation in the state of Arizona and in the Turks and Caicos Islands.

The Company's operations in the United Kingdom and Canada are also subject to various laws and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States.

Management believes that the Company maintains all material licenses and permits required for its current operations and is in substantial compliance with all applicable laws and regulations. The Company's Servicing Agreement with dealer-partners provides that the dealer-partner shall indemnify the Company with respect to any loss or expense the Company incurs as a result of the dealer-partner's failure to comply with applicable laws and regulations.

Employees

As of February 28, 2003, the Company employed 717 persons. The Company's employees have no union affiliations and the Company believes its relationship with its employees is good. The table below presents employees by department:

Department	Number of Employees
Collection and Servicing	398
Loan Origination and Processing	51
Sales and Marketing	74
Finance and Accounting	55
Information Systems	50
Management and Support	89
Total	717

Item 2. *Properties*

North America and Automobile Leasing

The Company's headquarters are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034. The Company purchased the office building in 1993 and has a mortgage loan from a commercial bank that is secured by a first mortgage lien on the property. The office building includes approximately 118,000 square feet of space on five floors. The Company occupies approximately 65,000 square feet of the building, with most of the remainder of the building leased to various tenants. The Company plans to continue to lease excess space in the building until such time as the Company's expansion needs require it to occupy additional space.

The Company leases approximately 9,300 square feet of office space in Henderson, Nevada. The lease expires in February 2004.

United Kingdom

The Company leases space in an office building in Worthing, West Sussex, in the United Kingdom. The Company occupies approximately 10,000 square feet of the building under a lease expiring in September 2007.

Item 3. *Legal Proceedings*

In the normal course of business and as a result of the consumer-oriented nature of the industry in which the Company operates, industry participants are frequently subject to various consumer claims and litigation seeking damages and statutory penalties. The claims allege, among other theories of liability, violations of state, federal and foreign truth in lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to the Company's repossession and sale of the consumer's vehicle and other debt collection activities. The Company, as the assignee of Loans originated by dealer-partners, may also be named as a co-defendant in lawsuits filed by consumers principally against dealer-partners. Many of these cases are filed as purported class actions and seek damages in large dollar amounts. An adverse ultimate disposition in any such action could have a material adverse impact on the Company's financial position, liquidity and results of operations.

The Company is currently a defendant in a class action proceeding commenced on October 15, 1996 in the United States District Court for the Western District of Missouri seeking money damages for alleged violations of a number of state and federal consumer protection laws. On October 9, 1997, the District Court certified two classes on the claims brought against the Company, one relating to alleged overcharges of official fees, the other relating to alleged overcharges of post-maturity interest. On August 4, 1998, the District Court granted partial summary judgment on liability in favor of the plaintiffs on the interest overcharge claims based upon the District Court's finding of certain violations but denied summary judgment on certain other claims. The District Court also entered a number of permanent injunctions, which among other things, restrained the Company from collecting on certain class accounts. The Court also ruled in favor of the Company on certain claims raised by class plaintiffs. Because the entry of an injunction is immediately appealable, the Company appealed the summary judgment order to the United States Court of Appeals for the Eighth Circuit. Oral argument on the appeals was heard on April 19, 1999. On September 1, 1999, the United States Court of Appeals for the Eighth Circuit overturned the August 4, 1998 partial summary judgment order and injunctions against the Company. The Court of Appeals held that the District Court lacked jurisdiction over the interest overcharge claims and directed the District Court to sever those claims and remand them to state court. On February 18, 2000, the District Court entered an order remanding the post-maturity interest class to Missouri state court while retaining jurisdiction on the official fee class. The Company then filed a motion requesting that the District Court reconsider that portion of its order of August 4, 1998, in which the District Court had denied the Company's motion for summary judgment on the federal Truth-In-Lending Act ("TILA") claim. On May 26, 2000, the District Court entered summary judgment in favor of the Company on the TILA claim and directed the Clerk of the Court to remand the remaining state law official fee claims to the appropriate state court. On September 18, 2001, the Circuit Court of Jackson County, Missouri mailed an order assigning this matter to a judge. On October 28, 2002, the plaintiffs filed a fourth amended complaint. The Company

filed a motion to dismiss the plaintiff's fourth amended complaint on November 4, 2002. On November 18, 2002, the Company filed a memorandum urging the decertification of the classes. On January 15, 2003, the case was assigned to a new judge. On February 21, 2003 the plaintiffs filed a brief opposing the Company's November 4, 2002 motion to dismiss the case. The Company will continue its vigorous defense of all remaining claims. However, an adverse ultimate disposition of this litigation could have a material negative impact on the Company's financial position, liquidity and results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None

PART II

Item 5. *Market Price and Dividend Information*

The Company's Common Stock is traded on The Nasdaq Stock Market® under the symbol CACC. The high and low sale prices for the Common Stock for each quarter during the two year period ending December 31, 2002 as reported by The Nasdaq Stock Market® are set forth in the following table.

	2002		2001	
Quarter Ended	High	Low	High	Low
March 31	$12.04	$8.50	$ 6.88	$4.50
June 30	14.95	9.66	8.00	5.00
September 30	13.45	7.22	12.00	7.12
December 31	9.72	6.26	10.37	7.40

As of February 28, 2003, the number of beneficial holders and shareholders of record of the Common Stock was approximately 1,800 based upon securities position listings furnished to the Company.

The Company has not paid any cash dividends during the periods presented. The Company intends to retain its earnings to finance the growth and development of its business and currently has no plans to pay any cash dividends on its Common Stock. The Company's credit agreements contain financial covenants pertaining to the Company's ratio of liabilities to tangible net worth and amount of tangible net worth, which may indirectly limit the payment of dividends on Common Stock.

Equity Compensation Plans

The Company has three stock option plans pursuant to which it grants stock options with time or performance-based vesting requirements to employees, officers, directors and dealer-partners. The Company's 1992 Stock Option Plan (the "1992 Plan") was approved by shareholders in 1992 prior to the Company's initial public offering. The Company's Director Stock Option Plan (the "Director Plan") was approved by shareholders in 2002. The Company's Stock Option Plan for Dealers (the "Dealer Plan") was not approved by shareholders. Effective January 1, 1999, the Company suspended the granting of future options under the Dealer Plan. The following table sets forth, with respect to each of the option plans, (i) the number of shares of common stock to be issued upon the exercise of outstanding options, (ii) the weighted average exercise price of outstanding options, and (iii) the number of shares remaining available for future issuance, as of December 31, 2002.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans(a)
Equity compensation plans approved by shareholders:			
1992 Plan	4,374,254	$7.35	1,607,615
Director Plan	100,000	7.00	100,000
Equity compensation plans not approved by shareholders:			
Dealer Plan	69,100	7.51	874,367
Total	4,543,354	$7.34	2,581,982

(a) Excludes securities reflected in the first column, "Number of Securities to be issued upon exercise of outstanding options and rights".

Pursuant to the Dealer Plan, the Company reserved 1.0 million shares of its common stock for the future granting of options to participating dealer-partners. Effective January 1, 1999, the Company suspended the granting of future options under the Dealer Plan. Under the Dealer Plan, a dealer-partner received a grant of an option to purchase 1,000 shares of Common Stock as of the last day of the calendar quarter in which the Company processed and accepted the 100th Loan accepted from such dealer-partner during the calendar year, and a dealer-partner received an additional option to purchase 200 shares of Common Stock for each additional 100 Loans processed and accepted by the Company during the calendar year as of the last day of the calendar quarter in which the Company processed and accepted from the dealer-partner the Loan which is an integral multiple of 100 (*i.e.* the 200th, 300th, 400th etc.). The Board also had the power to grant options from time to time to dealer-partners without regard to the number of Loans accepted. The exercise price of the options was equal to the fair market value on the date of grant. The options, which were non-transferable, became exercisable over a three year period. Nonvested options are forfeited upon the termination of the dealer-partner's Servicing Agreement by the Company or the dealer-partner and otherwise expire five years from the date of grant.

Item 6. *Selected Financial Data*

The selected income statement and balance sheet data presented below are derived from the Company's audited consolidated financial statements and should be read in conjunction with the Company's consolidated audited financial statements and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Report.

	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Revenue:					
Finance charges	$ 97,744	$ 90,169	$ 80,580	$ 76,896	$ 99,729
Lease revenue	16,101	21,853	13,019	1,034	—
Other income	40,489	35,307	30,012	37,898	43,553
Total revenue	154,334	147,329	123,611	115,828	143,282
Costs and expenses:					
Selling, general and administrative	66,333	59,822	52,925	59,375	63,671
Provision for credit losses(A)	20,694	11,915	11,251	56,172	16,405
Depreciation of leased assets	9,669	12,485	7,004	569	—
Valuation adjustment on retained interest in securitization(A)	—	—	—	13,517	—
Interest	9,058	14,688	16,431	16,576	25,565
Total costs and expenses	105,754	98,910	87,611	146,209	105,641
Other operating income:					
Gain on sale of subsidiary(B)	—	—	—	14,720	—
Operating income (loss)	48,580	48,419	36,000	(15,661)	37,641
Foreign exchange loss	—	(42)	(11)	(66)	(116)
Income (loss) before income taxes	48,580	48,377	35,989	(15,727)	37,525
Provision (credit) for income taxes	18,879	19,174	12,339	(5,041)	12,559
Net income (loss)	$ 29,701	$ 29,203	$ 23,650	$ (10,686)	$ 24,966
Net income (loss) per common share:					
Basic	$ 0.70	$ 0.69	$ 0.54	$ (0.23)	$ 0.54
Diluted	$ 0.68	$ 0.68	$ 0.53	$ (0.23)	$ 0.53
Weighted average shares outstanding:					
Basic	42,438,292	42,140,961	43,879,577	46,222,730	46,190,208
Diluted	43,362,741	43,150,804	44,219,876	46,222,730	46,960,290
Balance Sheet Data:					
Loans receivable, net	$ 773,177	$ 757,286	$ 564,260	$ 565,983	$ 663,600
Floor plan receivables	4,450	6,446	8,106	15,492	14,071
Notes receivable	7,554	11,167	6,985	3,610	2,278
Investment in operating leases, net	17,879	42,774	42,921	9,097	—
All other assets	39,265	43,761	48,762	63,403	69,782
Total assets	$ 842,325	$ 861,434	$ 671,034	$ 657,585	$ 749,731
Total debt	$ 109,841	$ 202,529	$ 156,673	$ 158,985	$ 218,798
Dealer holdbacks, net	362,534	315,393	214,468	202,143	222,275
Other liabilities	46,102	55,073	37,667	33,482	32,395
Total liabilities	518,477	572,995	408,808	394,610	473,468
Shareholders' equity(C)	323,848	288,439	262,226	262,975	276,263
Total liabilities and shareholders' equity	$ 842,325	$ 861,434	$ 671,034	$ 657,585	$ 749,731

(A) In 1999, the Company increased the provision for credit losses as the result of higher provisions needed for losses on advances to dealer-partners with respect to Loan pools originated primarily in 1995, 1996, and 1997. In addition, in 1999 the Company recorded a valuation adjustment on the retained interest in its July 1998 securitization relating to these Loan pools. During the third and fourth quarters of 2002, the Company's forecast of future collections on its North America portfolio of Loans declined approximately 5% and 2%, respectively. As a result, the Company recorded larger than expected provisions for losses on advances to dealer-partners. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

(B) In 1999, the Company recorded a gain from the sale of its credit reporting services subsidiary.

(C) No dividends were paid during the periods presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's business model relies on its ability to forecast Loan performance. The Company's forecasts impact Loan pricing and structure as well as the required reserve for advance losses. The following table presents forecasted collection rates, advance rates, the spread (the forecasted collection rate less the advance rate), and the percentage of the forecasted collections which have been realized through December 31, 2002. The amounts presented are expressed as a percent of total Loan value by year of Loan origination.

	December 31, 2002			
Year	Forecasted Collection %	Advance %	Spread %	% of Forecast Realized
1992	81%	35%	46%	100%
1993	76%	37%	39%	100%
1994	62%	42%	20%	100%
1995	56%	46%	10%	98%
1996	57%	49%	8%	98%
1997	60%	49%	11%	97%
1998	68%	50%	18%	98%
1999	72%	54%	18%	96%
2000	72%	53%	19%	87%
2001	68%	49%	19%	59%
2002	68%	46%	22%	20%

The risk of a forecasting error declines as Loans age. For example, the risk of a material forecasting error for business written in 1995 is very small, with 98% of the total amount forecasted already realized. In contrast, the Company's forecast for recent Loan originations is much less precise. If the Company produces disappointing operating results, it will likely be because the Company overestimated future Loan performance.

The spread between the forecasted collection rate and the advance rate reduces the Company's risk of advance losses. Because collections are applied to advances on an individual dealer-partner basis, a wide spread does not eliminate the risk of advance losses, but it does reduce the risk significantly.

One method for evaluating the reasonableness of the Company's forecast is to examine the trends in forecasted collection rates over time. The following table compares the Company's forecast as of December 31, 2002 with the forecast as of December 31, 2001.

Year	December 31, 2001 Forecasted Collection %	December 31, 2002 Forecasted Collection %	Variance
1992	81%	81%	—
1993	76%	76%	—
1994	62%	62%	—
1995	56%	56%	—
1996	57%	57%	—
1997	60%	60%	—
1998	69%	68%	(1)%
1999	73%	72%	(1)%
2000	73%	72%	(1)%
2001	70%	68%	(2)%

During 2002, the Company experienced a decline in Loan performance in North America. The Company believes the decline is temporary and is primarily due to the installation of a new collection system late in the

second quarter of 2002. However, it is impossible to determine whether external factors, such as economic conditions, also may have contributed to the decline. As a result of the decline in Loan performance, the Company's forecast of future collections on its North America portfolio of Loans declined approximately 5% and 2% during the third and fourth quarters of 2002, respectively. The Company believes that significant improvement was made during the fourth quarter of 2002. Collection activity returned to pre-system conversion levels as measured by calls and contacts per delinquent account. The level of charge offs was unsatisfactory in October, but improved significantly in November and December. The Company believes that it is too early to conclude what effect these improvements will have on the provision for losses on advances in 2003. The Company believes the new collection system will ultimately provide operational efficiencies, and improvements in collection rates, which could not have occurred without the new system.

Results of Operations

The following tables present income statement data on a consolidated basis as well as for the Company's three business segments, North America, United Kingdom and Automobile Leasing.

Consolidated

(Dollars in thousands)	Year Ended December 31, 2002	% of Revenue	Year Ended December 31, 2001	% of Revenue	Year Ended December 31, 2000	% of Revenue
Revenue:						
Finance charges	$ 97,744	63.3%	$ 90,169	61.2%	$ 80,580	65.2%
Lease revenue	16,101	10.4	21,853	14.8	13,019	10.5
Other income	40,489	26.3	35,307	24.0	30,012	24.3
Total revenue	154,334	100.0	147,329	100.0	123,611	100.0
Costs and expenses:						
Operating expenses	66,333	43.0	59,822	40.6	52,925	42.8
Provision for credit losses	20,694	13.4	11,915	8.1	11,251	9.1
Depreciation of leased assets	9,669	6.3	12,485	8.5	7,004	5.7
Interest	9,058	5.9	14,688	10.0	16,431	13.3
Total costs and expenses	105,754	68.6	98,910	67.2	87,611	70.9
Operating income	48,580	31.4	48,419	32.8	36,000	29.1
Foreign exchange loss	—	—	(42)	—	(11)	—
Income before provision for income taxes	48,580	31.4	48,377	32.8	35,989	29.1
Provision for income taxes	18,879	12.2	19,174	13.0	12,339	10.0
Net income	$ 29,701	19.2%	$ 29,203	19.8%	$ 23,650	19.1%

The results of operations for the Company as a whole are attributable to changes described in the North America, United Kingdom, and Automobile Leasing business segments. The following discussion of the results of operations for interest expense is provided on a consolidated basis, as the explanation is not meaningful by business segment.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Interest. Interest expense decreased to $9.1 million in 2002 from $14.7 million in 2001. The decrease in interest expense was primarily the result of: (i) the impact of a decrease in average outstanding debt and (ii) the decrease in the weighted average interest rate to 5.4% in 2002 from 7.5% in 2001, which was the result

of a decrease in the average interest rate on the Company's variable rate debt, including lines of credit and secured financings, and repayment of the senior note debt.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Interest. Interest expense decreased to $14.7 million in 2001 from $16.4 million in 2000. The decrease in interest expense was primarily the result of a decrease in the weighted average interest rate to 7.5% in 2001 from 10.1% in 2000, which was the result of: (i) a decrease in the average interest rate on the Company's variable rate debt, including lines of credit and secured financing, and the reduction in the amount of senior note debt; and (ii) the impact of fixed borrowing fees and costs on average interest rates when average outstanding borrowings are increasing.

North America

(Dollars in thousands)	Year Ended December 31, 2002	% of Revenue	Year Ended December 31, 2001	% of Revenue	Year Ended December 31, 2000	% of Revenue
Revenue:						
Finance charges	$ 80,073	69.1%	$68,367	68.7%	$61,746	69.4%
Other income	35,761	30.9	31,158	31.3	27,187	30.6
Total revenue	115,834	100.0	99,525	100.0	88,933	100.0
Costs and expenses:						
Operating expenses	55,870	48.2	45,848	46.1	42,944	48.3
Provision for credit losses	11,071	9.6	2,390	2.4	2,840	3.2
Interest	6,419	5.5	9,127	9.2	12,170	13.7
Total costs and expenses	73,360	63.3	57,365	57.7	57,954	65.2
Operating income	42,474	36.7	42,160	42.3	30,979	34.8
Foreign exchange gain	(6)	—	(37)	—	(11)	—
Income before provision for income taxes	42,468	36.7	42,123	42.3	30,968	34.8
Provision for income taxes	17,491	15.1	17,582	17.7	10,929	12.3
Net income	$ 24,977	21.6%	$24,541	24.6%	$20,039	22.5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Finance Charges. Finance charges increased to $80.1 million in 2002 from $68.4 million in 2001 primarily due to an increase in the average size of the Loan portfolio due to an increase in Loan originations in 2001. This increase was partially offset by a reduction in the average annualized yield on the Company's Loan portfolio to 12.6% in 2002 from 13.4% in 2001. The decrease in the average yield was primarily due to an increase in the percent of non-accrual Loans to 22.7% as of December 31, 2002 from 19.3% for the same period in 2001 due primarily to a reduction in Loan originations in 2002.

Other Income. Other income increased to $35.8 million in 2002 from $31.2 million in 2001 primarily due to: (i) interest income of $4.8 million from the Internal Revenue Service received in connection with a change in tax accounting methods that affected the characterization and timing of revenue recognition for tax purposes and (ii) an increase of $1.2 million in monthly fees paid by dealer-partners for the use of the Company's Internet origination system. These increases were partially offset by the one-time gain of $1.1 million in 2001 on a clean-up call relating to the July 1998 securitization of advance receivables.

Operating Expenses. Operating expenses consist of salaries and wages, general and administrative expenses, sales and marketing expenses, and a provision for insurance and service contract claims. Operating expenses increased to $55.9 million in 2002 from $45.8 million in 2001. The increase was primarily due to: (i) the reversal in 2001 of Michigan single business taxes of $4.7 million, which were paid from 1993 to 2000,

resulting from a re-characterization of the Company's revenue as a result of an Internal Revenue Service examination; (ii) an increase in salaries and wages of $2.9 million resulting primarily from increased spending on corporate infrastructure; (iii) losses of $1.4 million on the disposal of computer hardware in 2002; and (iv) an increase of $900,000 in the provision for floor plan and dealer-partner loan losses.

Provision for Credit Losses. Provision for credit losses increased to $11.1 million in 2002 from $2.4 million in 2001. The provision for credit losses consists of two components: (i) a provision for losses on advances to dealer-partners that are not expected to be recovered through collections on the related Loan portfolio and (ii) a provision for earned but unpaid revenue on Loans which were transferred to non-accrual status during the period. The increases in the provision for credit losses for the year ended December 31, 2002 compared to the year ended December 31, 2001 were primarily due to: (i) an increase of $6.1 million in the provision for losses on advances due to a reduction in forecasted future collections which the Company believes is primarily the result of a decline in collection results relating to the installation of a new collection system late in the second quarter of 2002 (see "Critical Accounting Policies and Loss Experience — North America and United Kingdom — Reserve for Advance Losses"); and (ii) an increase of $2.6 million in the provision for earned but unpaid revenue due to an increase in the percent of non-accrual Loans to 22.7% as of December 31, 2002 from 19.3% for the same period in 2001.

Provision for Income Taxes. Provision for income taxes decreased to $17.5 million in 2002 from $17.6 million in 2001 due to a decrease in the effective tax rate to 41.2% in 2002 from 41.7% in 2001. In 2001, the Internal Revenue Service examination for the years 1993-2001 was completed. As a result of this examination, in 2001 the Company recorded an expense of $3.9 million to reflect estimated state taxes due as a result of the re-characterization of the Company's revenue. The decrease in the effective tax rate in 2002 was a result of the Company reducing its estimate of state income taxes due for the years 1993-2001 by $1.6 million. This reduction in the effective tax rate was partially offset by an increase of $3.6 million in the provision for income taxes in 2002 resulting from an expense to record the estimated taxes due upon repatriation of earnings in the United Kingdom.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Finance Charges. Finance charges increased to $68.4 million in 2001 from $61.7 million in 2000 primarily as the result of the increase in the average size of the Loan portfolio due to an increase in Loan originations in 2001. Loan originations increased to $659.5 million in 2001 from $384.8 million in 2000, representing an increase of 71.4%. The increase in Loan originations was primarily the result of: (i) participating dealer-partners' expanded usage of the Company's internet origination system; (ii) improved production from the Company's field sales force, which was expanded in 2000; and (iii) favorable market conditions.

This increase in finance charges was partially offset by a reduction in the average annualized yield on the Company's Loan portfolio to 13.4% in 2001 from 14.4% in 2000. The decrease in the average yield was primarily due to an increase in the average initial Loan term to 35 months in 2001 from 30 months in 2000. The effect of the increase in initial term was partially offset by a reduction in the percentage of Loans that were in non-accrual status to 19.3% in 2001 from 22.8% in 2000. The decrease in the non-accrual Loan percentage was primarily due to growth in the Loan portfolio in 2001.

Other Income. Other income increased to $31.2 million in 2001 from $27.2 million in 2000 primarily due to: (i) an increase of $2.2 million from interest income on secured line of credit loans offered to certain dealers, which the Company began extending at the end of the first quarter of 2000; (ii) an increase of $1.7 million from the monthly fees paid by dealer-partners for the use of the Company's Internet origination system; and (iii) a one-time gain of $1.1 million on the termination and clean-up call relating to the July 1998 securitization of advance receivables. The gain represents the difference between the value of advance receivables reacquired and the Company's carrying amount of the retained interest in securitization plus the amount paid to exercise the clean-up call. These increases were partially offset by decreases in income of $500,000 from the July 1998 securitization of advance receivables due to the termination and clean-up call of this securitization in May 2001.

In 2000, the Company changed accounting methods to recognize income and related expense for the Company's service contract program on an accelerated basis over the life of the service contract. Previously, the income and related expenses were recorded on a straight-line basis over the life of the service contracts. The change was based on an analysis of historical claims experience and resulted in a more precise match of the income and expenses pertaining to the service contracts. The change in accounting method was immaterial to the current financial statements and is not expected to have a material impact on subsequent periods.

Operating Expenses. Operating expenses consist of salaries and wages, general and administrative expenses, sales and marketing expenses, and a provision for insurance and service contract claims. Operating expenses increased to $45.8 million in 2001 from $42.9 million in 2000. The increase was primarily due to an increase in: (i) information systems expenses of $1.9 million relating to the development of Company's Internet origination system and continued enhancements to the Company's major operating systems; (ii) salaries and wages of $1.7 million due to increased spending on corporate infrastructure; (iii) sales and marketing expenses of $1.6 million due to an increase in the Company's sales force; and (iv) provision for notes receivable of $1.4 for impaired working capital loans to dealer-partners based upon the Company's impairment analysis. These increases were partially offset by a decrease in Michigan single business taxes of $4.7 million due to a re-characterization of the Company's revenue for tax reporting purposes as a result of the Internal Revenue Service examination. As a result of this change, in 2001, the Company recorded refunds of Michigan single business taxes, which had been expensed, from 1993 to 2000, through general and administrative expense. The effect on the income statement of these refunds is partially offset by the increase in state income taxes owed to states other than Michigan and recorded in provision for income taxes. Amounts owed represent the cumulative amount of taxes owed to these states for the years 1993 to 2001.

Provision for Credit Losses. Provision for credit losses decreased to $2.4 million in 2001 from $2.8 million in 2000. The provision for credit losses consists of two components: (i) a provision for losses on advances to dealer-partners that are not expected to be recovered through collections on the related Loan portfolio and (ii) a provision for earned but unpaid revenue on Loans which were transferred to non-accrual status during the period. The decrease in the provision for credit losses for the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily due to a decrease of $900,000 in the provision for earned but unpaid revenue due to a decrease in the percent of non-accrual Loans to 19.3% as of December 31, 2001 from 22.8% for the same period in 2000.

Provision for Income Taxes. Provision for income taxes increased to $17.6 million in 2001 from $10.9 million in 2000 due to an increase in pre-tax income in 2001 and an increase in the effective tax rate. The increase in the effective tax rate to 41.7% in 2001 from 35.3% in 2000 was due to an increase in state income tax expense of $3.9 million resulting from the re-characterization of the Company's revenue as a result of the Internal Revenue Service examination. The additional state provision is a cumulative amount of taxes owed to various states for the years 1993 to 2001. The effect on the income statement of the additional state income taxes is offset by refunds recorded relating to Michigan single business taxes.

United Kingdom

(Dollars in thousands)	Year Ended December 31, 2002	% of Revenue	Year Ended December 31, 2001	% of Revenue	Year Ended December 31, 2000	% of Revenue
Revenue:						
Finance charges	$17,671	83.7%	$21,802	88.6%	$18,834	89.9%
Other income	3,449	16.3	2,810	11.4	2,112	10.1
Total revenue	21,120	100.0	24,612	100.0	20,946	100.0
Costs and expenses:						
Operating expenses	6,983	33.1	8,664	35.2	6,839	32.7
Provision for credit losses	4,489	21.3	3,399	13.8	5,398	25.8
Interest	647	3.1	2,196	8.9	1,390	6.6
Total costs and expenses	12,119	57.5	14,259	57.9	13,627	65.1
Operating income	9,001	42.5	10,353	42.1	7,319	34.9
Foreign exchange gain	5	—	—	—	—	—
Income before provision for income taxes	9,006	42.5	10,353	42.1	7,319	34.9
Provision for income taxes	2,458	11.6	3,057	12.4	2,198	10.5
Net income	$ 6,548	30.9%	$ 7,296	29.7%	$ 5,121	24.4%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Finance Charges. Finance charges decreased to $17.7 million in 2002 from $21.8 million in 2001 primarily as the result of: (i) a decrease in the average size of the Loan portfolio due to a decrease in Loan originations in 2002 and (ii) a reduction in the average annualized yield on the Company's Loan portfolio to 12.5% in 2002 from 13.6% in 2001. The decrease in the average yield was primarily due to an increase in the percent of non-accrual Loans to 31.5% as of December 31, 2002 from 22.6% for the same period in 2001 due to a reduction in Loan originations in 2002. Loan originations decreased in 2002 to $43.3 million from $122.8 million in 2001 as the result of the United Kingdom decreasing the amount advanced to dealer-partners and discontinuing its relationship with certain dealer-partners whose business did not meet the Company's return on capital objectives.

Other Income. Other income increased to $3.4 million in 2002 from $2.8 million in 2001 primarily due to an increase of $1.1 million in ancillary product revenue resulting from a change in revenue recognition. This change was the result of a complete review of the Company's revenue recognition policies, which determined that, while conservative, the policies relative to ancillary product revenue recognition in the United Kingdom were inconsistent with those employed in North America. Therefore, the Company adopted the accounting treatment that was appropriate and consistent with the policies employed in North America. This increase was partially offset by a $270,000 decrease in revenue under an ancillary products profit sharing agreement with an insurance provider.

Operating Expenses. Operating expenses decreased to $7.0 million in 2002 from $8.7 million in 2001. The decrease was primarily due to executive severance agreement expenses of approximately $735,000 incurred in 2001 and a reduction in salaries and wages as a result of a reduction in staffing levels.

Provision for Credit Losses. Provision for credit losses increased to $4.5 million in 2002 from $3.4 million in 2001. The provision for credit losses consists of two components: (i) a provision for losses on advances to dealer-partners that are not expected to be recovered through collections on the related Loan portfolio; and (ii) a provision for earned but unpaid revenue on Loans which were transferred to non-accrual status during the period. The increase was primarily due to an increase of $1.4 million in the provision for

losses on advances to dealer-partners due to a decline in credit quality of Loans originated in 2001, partially offset by a decrease of $300,000 in the provision for earned but unpaid revenue. As a result of the decline in credit quality of Loans originated in 2001, the Company stopped originating Loans in Ireland and decreased the amount advanced to dealer-partners in the United Kingdom.

Provision for Income Taxes. Provision for income taxes decreased to $2.5 million in 2002 from $3.1 million in 2001, due to a decrease in pre-tax income in 2002 and a decrease in the effective tax rate compared to the same period in 2001. The decrease in the effective tax rate to 27.3% in 2002 from 29.5% in 2001 was due to a restructuring of legal entities within this business segment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Finance Charges. Finance charges increased to $21.8 million in 2001 from $18.8 million in 2000 primarily as the result of an increase in the average size of the Loan portfolio due to an increase in Loan originations in 2000. This increase was partially offset by an increase in the percent of non-accrual Loans to 22.6% as of December 31, 2001 from 18.3% as of December 31, 2000 for the same period due primarily to a reduction in Loan originations in 2001. Loan originations decreased in 2001 to $122.8 million from $142.2 million in 2000 as the result of the United Kingdom discontinuing its relationship with certain dealer-partners whose business did not meet the Company's return on capital objectives.

Other Income. Other income increased to $2.8 million in 2001 from $2.1 million in 2000 primarily due to a $600,000 increase in revenue under an ancillary products profit sharing agreement with an insurance provider.

Operating Expenses. Operating expenses increased to $8.7 million in 2001 from $6.8 million in 2000. The increase was primarily due to an increase in: (i) salaries and wages resulting from approximately $735,000 in executive severance agreement expenses incurred in 2001 and (ii) accounting and legal expenses of $370,000 relating to the restructuring of legal entities within this business segment.

Provision for Credit Losses. Provision for credit losses decreased to $3.4 million in 2001 from $5.4 million in 2000. The provision for credit losses consists of two components: (i) a provision for losses on advances to dealer-partners that are not expected to be recovered through collections on the related Loan portfolio; and (ii) a provision for earned but unpaid revenue on Loans which were transferred to non-accrual status during the period. The decrease was primarily due to a decrease of $2.3 million in the provision for losses on advances to dealer-partners due to a reduction in the amount advanced to dealer-partners as a percent of the gross Loan amount.

Provision for Income Taxes. Provision for income taxes increased to $3.1 million in 2001 from $2.2 million in 2000, due to an increase in pre-tax income in 2001.

Automobile Leasing

(Dollars in thousands)	Year Ended December 31, 2002	% of Revenue	Year Ended December 31, 2001	% of Revenue	Year Ended December 31, 2000	% of Revenue
Revenue:						
Lease revenue	$16,101	92.6%	$21,853	94.2%	$13,019	94.8%
Other income	1,279	7.4	1,339	5.8	713	5.2
Total revenue	17,380	100.0	23,192	100.0	13,732	100.0
Costs and expenses:						
Operating expenses	3,480	20.0	5,310	22.9	3,142	22.9
Provision for credit losses	5,134	29.5	6,126	26.4	3,013	21.9
Depreciation of leased assets	9,669	55.6	12,485	53.8	7,004	51.0
Interest	1,992	11.5	3,365	14.5	2,871	20.9
Total costs and expenses	20,275	116.6	27,286	117.6	16,030	116.7
Operating loss	(2,895)	(16.6)	(4,094)	(17.6)	(2,298)	(16.7)
Foreign exchange gain (loss)	1	—	(5)	—	—	—
Loss before provision for income taxes	(2,894)	(16.6)	(4,099)	(17.6)	(2,298)	(16.7)
Credit for income taxes	(1,070)	(6.2)	(1,465)	(6.3)	(788)	(5.7)
Net loss	$(1,824)	(10.4)%	$(2,634)	(11.3)%	$(1,510)	(11.0)%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Lease Revenue. Lease revenue decreased to $16.1 million in 2002 from $21.9 million in 2001 primarily due to the decrease in the dollar value of the Company's lease portfolio. This decrease was the result of the Company's decision to stop originating automobile leases in the first quarter of 2002.

Other Income. Other income remained consistent at $1.3 million in 2002 and 2001.

Operating Expenses. Operating expenses decreased to $3.5 million in 2002 from $5.3 million in 2001 primarily due to a decrease in general and administrative expenses due to the $725,000 expense recorded in 2001 relating to the discontinuance of the leasing operations. This decrease was offset by an increase of $200,000 in the provision for uncollectible receivables from dealer-partners for ancillary product charge backs on repossessed leased vehicles.

Provision for Credit Losses. Provision for credit losses decreased to $5.1 million in 2002 from $6.1 million in 2001 primarily due to a decrease in the dollar value of the Company's lease portfolio. This decrease was the result of the Company's decision to stop originating automobile leases in the first quarter of 2002.

Depreciation of Leased Assets. Depreciation of leased assets, including the amortization of indirect lease costs, is recorded on a straight-line basis to the residual value of leased vehicles over their scheduled lease terms. Depreciation expense decreased to $9.7 million in 2002 from $12.5 million in 2001. The decrease was primarily due to a decrease in the dollar value of the Company's lease portfolio. This decrease was the result of the Company's decision to stop originating automobile leases in the first quarter of 2002.

Credit for Income Taxes. The credit for income taxes decreased to $1.1 million in 2002 from $1.5 million in 2001 as a result of the decrease in pre-tax loss.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Lease Revenue. Lease revenue increased to $21.9 million in 2001 from $13.0 million in 2000. This increase was the result of an increase in the dollar value of the Company's lease portfolio.

Other Income. Other income increased to $1.3 million in 2001 from $700,000 in 2000. This increase was primarily the result of an increase of $400,000 in gains recognized on leases terminated before their maturity date.

Operating Expenses. Operating expenses increased to $5.3 million in 2001 from $3.1 million in 2000 primarily due to an increase in the dollar value of the Company's lease portfolio.

Provision for Credit Losses. Provision for credit losses increased to $6.1 million in 2001 from $3.0 million in 2000. The increase was primarily due to the increase in the dollar value of the Company's lease portfolio. To a lesser extent, an increase in the provision was required to reflect increased lease repossession rates.

Depreciation of Leased Assets. Depreciation of leased assets, including the amortization of indirect lease costs, is recorded on a straight-line basis to the residual value of leased vehicles over their scheduled lease terms. Depreciation expense increased to $12.5 million in 2001 from $7.0 million in 2000. This increase was primarily the result of an increase in the dollar value of the Company's lease portfolio. To a lesser extent, the increase was due to a reduction in the average residual value, as a percent of original lease value, in the lease portfolio.

Credit for Income Taxes. The credit for income taxes increased to $1.5 million in 2001 from $800,000 in 2000 as a result of the increase in pre-tax loss.

Average Capital Analysis

The following presentation of financial results and subsequent analysis is based on analyzing the income statement as a percent of capital invested. This information is presented to provide an additional perspective on the financial performance of the Company in addition to the presentation of the Company's results as a percent of revenue.

Consolidated

(Dollars in thousands)	Year Ended December 31, 2002	% of Average Capital(1)	Year Ended December 31, 2001	% of Average Capital(1)	Year Ended December 31, 2000	% of Average Capital(1)
Revenue:						
Finance charges	$ 97,744	19.5%	$ 90,169	18.1%	$ 80,580	17.4%
Lease revenue	16,101	3.2	21,853	4.4	13,019	2.8
Other income	40,489	8.1	35,307	7.1	30,012	6.5
Total revenue	154,334	30.8	147,329	29.6	123,611	26.7
Costs and expenses:						
Operating expenses	66,333	13.2	59,822	12.0	52,925	11.4
Provision for credit losses	20,694	4.1	11,915	2.4	11,251	2.4
Depreciation of leased assets	9,669	1.9	12,485	2.5	7,004	1.5
Interest	9,058	1.8	14,688	2.9	16,431	3.5
Total costs and expenses	105,754	21.0	98,910	19.8	87,611	18.8
Operating income	48,580	9.8	48,419	9.8	36,000	7.9
Foreign exchange loss	—	—	(42)	—	(11)	—
Income before provision for income taxes	48,580	9.8	48,377	9.8	35,989	7.9
Provision for income taxes	18,879	3.8	19,174	3.8	12,339	2.7
Net income	$ 29,701	6.0%	$ 29,203	6.0%	$ 23,650	5.2%
Average capital(1)	$502,404		$498,271		$463,881	
Return on capital(2)	7.1%		7.8%		7.4%	

(1) Average capital is equal to the average amount of debt and equity during the period. For purposes of computing average capital, the Company has added to shareholders' equity as reported under GAAP $34,297,000, $33,226,000 and $35,121,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The amounts added to shareholders' equity represent the average options outstanding for the period multiplied by the weighted average exercise price.

(2) Return on capital is equal to net operating profit after-tax (net income plus interest expense after-tax) divided by average capital.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue, as a percent of average capital, increased to 30.8% in 2002 from 29.6% in 2001. The increase was primarily due to an increase in finance charges, as a percent of average capital, due primarily to a reduction in the amount advanced to dealer-partners as a percent of the gross Loan amount. The increase was partially offset by an increase in the percent of non-accrual Loans to 24.0% as of December 31, 2002 from 20.0% for the same period in 2001 due primarily to a reduction in Loan originations in 2002.

Costs and expenses, as a percent of average capital, increased to 21.0% in 2002 from 19.8% in 2001. The increase was primarily due to an increase in the provision for credit losses, as a percent of average capital, to 4.1% in 2002 from 2.4% in 2001. The increase was due primarily to an increase in the provision for losses on advances due to a reduction in forecasted future collections in North America which the Company believes is primarily the result of a decline in collection results relating to the installation of a new collection system late in the second quarter of 2002. The increase was also due to an increase in operating expenses, as a percent of average capital, to 13.2% in 2002 from 12.0% in 2001. This increase was primarily due to (i) the reversal in 2001 of Michigan single business taxes, which were paid from 1993 to 2000, resulting from a re-characterization of the Company's revenue due to an Internal Revenue Service examination; (ii) an increase in salaries and wages resulting from increased spending on corporate infrastructure; (iii) losses on the disposal of computer hardware in 2002; and (iv) an increase in the provision for floor plan and dealer-partner loan losses.

As a result of these factors, the Company's return on capital declined to 7.1% in 2002 from 7.8% in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue, as a percent of average capital, increased to 29.6% in 2001 from 26.7% in 2000. The increase was primarily due to an increase in lease revenue, as a percent of average capital, to 4.4% in 2002 from 2.8% in 2001 due to an increase in the percentage of total capital invested in Automobile Leasing. The increase was also due to an increase in finance charges, as a percent of average capital, due primarily to a reduction in the amount advanced to dealer-partners as a percent of the gross Loan amount. The increase was partially offset by a decrease in the percent of non-accrual Loans to 20.0% as of December 31, 2001 from 21.6% for the same period in 2000 due primarily to an increase in loan originations in 2001.

Costs and expenses, as a percent of average capital, increased to 19.8% in 2001 from 18.8% in 2001. The increase was primarily due to an increase in depreciation of leased assets, as a percent of average capital, to 2.5% in 2002 from 1.5% in 2001 due to an increase in the percentage of total capital invested in Automobile Leasing. The increase was also due to an increase in operating expenses, as a percent of average capital, to 12.0% in 2002 from 11.4% in 2001 due to: (i) an increase in information systems expenses relating to the development of Company's Internet origination system and continued enhancements to the Company's major operating systems; (ii) salaries and wages increasing faster than average capital due to increased spending on corporate infrastructure; (iii) sales and marketing increasing faster than average capital due to an increase in the Company's sales force; and (iv) an increase in the provision for notes receivable for impaired working capital loans to dealer-partners. These increases were partially offset by a decrease in Michigan single business taxes due to a re-characterization of the Company's revenue for state tax reporting purposes as a result of the Internal Revenue Service examination which was completed in 2001.

As a result of these factors, the Company's return on capital increased to 7.8% in 2001 from 7.4% in 2000.

Economic Profit

Economic profit or loss represents net operating profit after tax less an imputed cost of equity. Management has assumed a cost of equity equal to 10% of average shareholders' equity in its economic profit or loss calculations. Economic profit or loss is a measurement of how efficiently the Company utilizes its capital. The Company has used economic profit internally since January 1, 2000 to evaluate its performance. The Company's goal is to maximize the amount of economic profit per share generated. The Company's economic loss increased to ($4,387,000), or ($0.09) per adjusted share, in 2002 compared to ($1,372,000), or ($0.03) per adjusted share, in 2001.

The following presents the calculation of the Company's economic loss and return on capital for the periods indicated (dollars in thousands, except per share data):

	For the Years Ended December 31,	
	2002	2001
Economic loss		
Net income(1)	$ 29,701	$ 29,203
Imputed cost of equity at 10%(2)	(34,088)	(30,575)
Total economic loss	$ (4,387)	$ (1,372)
Adjusted weighted average shares outstanding(3)	46,981,946	46,995,972
Economic loss per share(4)	$ (0.09)	$ (0.03)
Return on capital(5)		
North America	7.4%	8.3%
United Kingdom	8.3%	9.1%
Automobile leasing	(2.1%)	(1.2%)
Consolidated	7.1%	7.8%

(1) Consolidated net income from the Consolidated Statement of Income. See "Item 8. Financial Statements and Supplementary Data."

(2) Cost of equity is equal to 10% of average shareholders' equity, which was $340,880,000 and $305,750,000 for the years ended December 31, 2002 and 2001, respectively. The Company has added to shareholders' equity as reported under generally accepted accounting principles ("GAAP") $34,297,000 and $33,226,000 for the years ended December 31, 2002 and 2001, respectively. The amounts added to shareholders' equity represent the average options outstanding for the period multiplied by the weighted average exercise price. Refer to "Stock Options".

(3) Includes actual weighted average shares outstanding plus total stock options outstanding. Differs from shares used for GAAP earnings per share, which include only a portion of options outstanding.

(4) Economic loss per share equals the economic loss divided by the adjusted weighted average shares outstanding.

(5) Return on capital is equal to net income plus interest expense after tax divided by average capital. Average capital is equal to the average amount of debt and equity during the period, which includes the additions to shareholders' equity as reported under GAAP discussed in footnote (2).

Stock Options

In 1999, the Company began granting performance-based stock options to employees. Performance-based options are options that vest solely based on the achievement of performance targets, in the Company's case targets based on either earnings per share or economic profit. Generally accepted accounting principles ("GAAP") in the United States of America requires companies to expense performance-based options when it is likely that performance targets will be met and a measurement date can be established. The amount of the reported expense is the price of the Company's stock at the end of each reporting period less the exercise price of the options. The Company's non-performance options are not required to be expensed under GAAP.

Regardless of the accounting, options represent a significant cost to shareholders. The true cost is the business value transferred to the employee in stock, less the exercise proceeds, a number that is difficult to calculate since it depends on when options are exercised and the future performance of the business. GAAP provides several alternatives for accounting for this cost. In the Company's opinion, none of these alternatives provide a method that accurately captures the true cost of options in all circumstances.

Because the Company believes that accurately understanding and managing the cost of options is essential, the Company has developed the following practices regarding stock options:

- Beginning in 2002, options are issued only after shares have first been repurchased in the open market. In all cases, the option is priced at or above the higher of the fair market value on the date of grant and the average price of the repurchased shares. For shareholders, the impact of options therefore is that capital used to repurchase shares is no longer available to invest in income producing assets. This cost, the opportunity cost of the capital used to repurchase shares until the capital is returned upon option exercise, reduces the Company's reported earnings. Option grants are predominantly performance-based, with appropriately aggressive vesting targets. The Company believes that these options properly align the interests of management and shareholders by rewarding management only for exceptional business performance.
- The Company's reported economic profit (loss) includes three adjustments to the Company's results reported under GAAP to reflect the cost of options. First, to avoid double counting, the GAAP expense recorded for performance options is added back. Second, all options outstanding are included in the Company's fully diluted share base. Finally, economic profit (loss) includes a charge for the capital used to repurchase shares covering options grants. The Company's method of measuring options in the calculation of economic profit (loss) is conservative in two respects. First, the tax benefits of future option exercises have not been included in the Company's calculation. Because option expense is deducted for tax purposes upon exercise, more capital will be returned to the Company upon exercise than is invested in repurchased shares. Second, options may be cancelled due to turnover or the failure to meet performance targets. Cancellations will be factored in as they occur. One additional risk is assumed. Should options be issued and shares repurchased above intrinsic value, and the options subsequently expire unexercised, a loss equal to the amount paid above intrinsic value would be incurred.
- The practice of repurchasing shares to cover option grants has evolved over time. To date the Company has repurchased shares covering all options granted since 1995. Because the Company's option program pre-dates the current practice of repurchasing shares, as of December 31, 2002 options to purchase approximately 1.6 million shares granted prior to 1995 have not been covered by repurchases. Depending upon capital availability and other investment opportunities, the Company may repurchase shares covering some or all of these uncovered options. For purposes of computing economic profit, the Company includes a capital charge as if these options had been repurchased at the option exercise price at the date of grant.

The Company views options as a significant but necessary cost. In the Company's opinion, this cost is accurately measured and charged to economic profit per share, the performance measure on which the Company's management incentive compensation system is based. The Company believes the ability to measure the cost of options, combined with an incentive compensation system that includes this cost, enhances the probability that the Company's option program will produce favorable results for shareholders.

Critical Accounting Policies and Loss Experience

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to the reserve for Advance losses, the allowance for credit losses, and the allowance for leased vehicle losses. The Company believes the following critical accounting policies involve a high degree of judgment and complexity.

North America and United Kingdom

Reserve for advance losses. The Company maintains a reserve against advances that are not expected to be recovered through collections on the related Loan portfolio. For purposes of establishing the reserve, the present value of estimated future collections for each dealer-partner's Loan portfolio is compared to the related advance balance. The discount rate used for present value purposes is equal to the rate of return expected at the origination of the advance. To the extent that the present value of future collections is less than the advance balance due from a dealer-partner, the Company records a reserve equal to the difference between the advance and the present value of the estimated future collections. The Company maintains historical loss experience for each dealer-partner on a static pool basis and uses this information to forecast the timing and amount of future collections on each dealer-partner's portfolio. Proceeds from one dealer-partner's portfolio cannot be used to offset losses relating to another dealer-partner. Effective January 1, 2003, the Company modified its policy for charging off advances. Advances are charged off when the Company's analysis forecasts no future collections relating to such advance balance.

Advance losses represent the Company's primary credit risk. The Company has recorded two large provisions during its history, one in 1997 and the other in 1999. Both charges related primarily to Loan pools originated between 1995 and 1997. The first related to the initial loss assessment subsequent to the installation of the Company's static pool Loan information system in 1997. The second charge related to a reassessment of the loss based on the subsequent underperformance of these Loan pools versus the Company's initial assessment.

In addition, in 2002, the Company recorded larger than expected provisions for losses on advances in North America resulting from a decline in Loan performance in North America. The Company believes the decline is temporary and is primarily related to the installation of a new collection system late in the second quarter of 2002. However, it is impossible to determine whether external factors, such as economic conditions, also may have contributed to the decline.

As a result of the decline in Loan performance, the Company's forecast of future collections on its North America portfolio of Loans declined approximately 5% and 2% during the third and fourth quarter respectively. The Company believes that significant improvement was made during the fourth quarter. Collection activity returned to pre-system conversion levels as measured by calls and contacts per delinquent account. The level of charge offs was unsatisfactory in October, but improved significantly in November and December. The Company believes that it is too early to conclude what effect these improvements will have on the provision for losses on advances in 2003. The Company believes the new collection system will ultimately provide operational efficiencies, and improvements in collection rates, which could not have occurred without the new system.

The Company regularly forecasts future collections on its portfolio of Loans. The risk of advance losses increases as the spread between the collection rate and advance rate narrows. The Company's primary protection against future losses relates to managing this spread appropriately by reducing the amount it is willing to advance based upon reductions in anticipated collection rates.

Allowance for credit losses. The Company maintains an allowance for credit losses that covers earned but unpaid servicing fees on Loan receivables in non-accrual status. Servicing fees, which are booked as finance charges, are recognized under the interest method of accounting until the underlying obligation is 90 days past due on a recency basis. At such time, the Company suspends the recognition of revenue and makes a provision for credit losses equal to the earned but unpaid finance charges. Once a Loan is classified in non-accrual status, it remains in non-accrual status for the remaining life of the Loan. Revenue on non-accrual Loans is recognized on a cash basis. Loans on which no payment has been received for nine months are charged off.

Ultimate losses may vary from current estimates and the amount of the provision, which is a current expense, may be either greater or less than actual losses. The use of different estimates or assumptions could produce materially different financial results.

Automobile Leasing

Allowance for lease vehicle losses. The Company maintains: (i) a reserve for repossession losses; and (ii) a reserve for residual losses.

Reserve for repossession losses. The repossession reserve covers losses resulting from the difference between sale proceeds and the net investment in operating leases. For purposes of establishing the reserve, the Company estimates the expected losses, based on its historical loss experience, on its inventory of repossessed vehicles and vehicles being repossessed.

Reserve for residual losses. The residual reserve covers losses resulting from the disposal of vehicles at the end of the lease term. The Company established its residual values based upon an industry guidebook and data from repossessed vehicles sold at auction. Realization of the residual values is dependent on the Company's future ability to market the vehicles under then prevailing market conditions. Adverse changes in market conditions from those upon which the estimates were based could have an adverse effect on the Company's ability to realize the values estimated and require an increase in the reserve, which may materially and adversely affect the Company's results of operations.

Ultimate losses may vary from current estimates and the amount of the provision, which is a current expense, may be either greater or less than actual losses. The use of different estimates or assumptions could produce materially different financial results.

The following tables sets forth information relating to the credit provisions, charge-offs, and other key credit loss ratios:

	For the Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Provisions for Credit Losses			
Loans	$ 3,402	$ 1,142	$ 1,647
Advances	12,041	4,647	6,591
Leased vehicles	5,251	6,126	3,013
Total provision for credit losses	$ 20,694	$ 11,915	$ 11,251
Charge-offs			
Dealer holdbacks	$149,616	$109,675	$115,968
Unearned finance charges	34,399	26,468	27,172
Allowance for credit losses	2,773	1,015	1,688
Total Loans charged off	$186,788	$137,158	$144,828
Advances	$ 6,027	$ 2,196	$ 4,104
Allowance for lease vehicle losses	$ 5,619	$ 5,171	$ 1,081

	As of December 31,		
	2002	2001	2000
Ratios			
Allowance for credit losses as a percent of gross Loans receivable	0.6%	0.5%	0.7%
Reserve for advance losses as a percent of advances	4.0%	2.2%	2.1%
Allowance for lease vehicle losses as a percent of gross investment in operating leases	13.0%	6.5%	4.7%
Gross dealer holdbacks as a percent of gross Loans receivable	79.9%	79.5%	79.7%

Liquidity and Capital Resources

Overview — The Company's primary sources of capital are cash flows from operating activities, collections on Loans receivable, borrowings under the Company's credit agreements and secured financings. The Company's principal need for capital has been to fund cash advances made to dealer-partners in connection with the acceptance of Loans and for the payment of dealer holdbacks to dealer-partners who have repaid their advance balances.

When borrowing to fund the operations of its foreign subsidiaries, the Company's policy is to borrow funds denominated in the currency of the country in which the subsidiary operates, thus mitigating the Company's exposure to foreign exchange fluctuations.

The Company's cash flow requirements are dependent on future levels of Loan originations. In 2002, the Company experienced a decrease in originations over 2001 due primarily to a reduction in the number of active dealer-partners in North America, partially offset by an increase in the number of Loans per active dealer-partner. As the reduction in active dealer-partners was primarily due to the Company exiting dealer-partner relationships in 2002 that did not meet its return on capital goals, the Company does not expect this trend to continue in future periods. To the extent this Loan origination trend does not continue, the Company will experience an increase in its need for capital.

The Company currently finances its operation through: (i) a bank line of credit facility; (ii) secured financings; (iii) a mortgage Loan; (iv) and capital lease obligations.

Line of Credit Facility — At December 31, 2002, the Company had a $135.0 million credit agreement with a commercial bank syndicate. The facility has a commitment period through June 9, 2003, with a one-year term out option at the request of the Company provided that no event of default exists. The agreement provides that, at the Company's discretion, interest is payable at either the eurodollar rate plus 140 basis points, or at the prime rate (4.25% as of December 31, 2002). The eurodollar borrowings may be fixed for periods of up to six months. Borrowings under the credit agreement are subject to a borrowing base limitation equal to 65% of advances to dealer-partners and leased vehicles (as reflected in the consolidated financial statements and related notes), less a hedging reserve (not exceeding $1.0 million), the amount of letters of credit issued under the line of credit, and the amount of other debt secured by the collateral which secures the line of credit. Currently, the borrowing base limitation does not inhibit the Company's borrowing ability under the line of credit. The credit agreement has certain restrictive covenants, including a minimum required ratio of the Company's assets to debt, its liabilities to tangible net worth, and its earnings before interest, taxes and non-cash expenses to fixed charges. Additionally, the agreement requires that the Company maintain a specified minimum level of net worth. Borrowings under the credit agreement are secured by a lien on most of the Company's assets. The Company must pay an annual agent's fee and a quarterly commitment fee of 0.60% on the amount of the commitment. As of February 28, 2003, there was approximately $44.4 million outstanding under this facility. Since this credit facility expires on June 9, 2003, the Company will be required to renew the facility or refinance any amounts outstanding under this facility on or before such date. The Company also maintains a small line of credit agreement in Canada to fund daily cash requirements within its Canadian operation.

Secured Financing — The Company's wholly-owned subsidiary, CAC Funding Corp. ("Funding"), has completed seven secured financing transactions with an institutional investor through December 31, 2002, none of which remain outstanding. The July 23, 2001 and November 5, 2001 secured financing transactions, in which Funding received $61.0 million and $62.0 million in financing, respectively, were repaid in the fourth quarter of 2002.

During 2002, the Company's wholly-owned subsidiary, CAC Warehouse Funding Corp. ("Warehouse Funding"), completed a secured financing transaction with another institutional investor, in which Warehouse Funding received $75.0 million in financing. In connection with this transaction, the Company contributed dealer-partner advances having a carrying amount of approximately $109.0 million to Warehouse Funding, which, in turn, pledged them as collateral to an institutional investor to secure loans that funded the purchase price of the dealer-partner advances. The proceeds of the secured financings were used by the Company to

reduce outstanding borrowings under the Company's credit facility. The secured financings create loans for which Warehouse Funding is liable and are non-recourse to the Company, even though Warehouse Funding and the Company are consolidated for financial reporting purposes. Such loans bear interest at a floating rate equal to the commercial paper rate plus 75 basis points with a maximum of 6.25%. As Warehouse Funding is organized as a separate legal entity from the Company, assets of Warehouse Funding (including the contributed dealer-partner advances) will not be available to satisfy the general obligations of the Company. Substantially all the assets of Warehouse Funding have been encumbered to secure Warehouse Funding's obligations to its creditors. This financing is secured primarily by Warehouse Funding's dealer-partner advances and the Company's servicing fee. The Company receives a monthly servicing fee paid by the institutional investor equal to 6% of the collections on Funding's Loans receivable for the secured financing. Except for the servicing fee and payments due to dealer-partners, the Company does not receive, or have any rights in, any portion of collections on the Loans receivable until Warehouse Funding's underlying indebtedness is Paid in full either through collections on the related Loans or through a prepayment of the indebtedness.

A summary of the secured financing transactions is as follows (dollars in thousands):

Issue Number	Close Date	Original Balance	Secured Financing Balance at December 31, 2002	Dealer-partner Advance Balance at December 31, 2002	Balance as Percent of Original Balance
1998-A	July 1998	$ 50,000	Paid in full	Paid in full	0.0%
1999-A	July 1999	50,000	Paid in full	Paid in full	0.0
1999-B	December 1999	50,000	Paid in full	Paid in full	0.0
2000-A	August 2000	65,000	Paid in full	Paid in full	0.0
2001-A	March 2001	97,100	Paid in full	Paid in full	0.0
2001-B	July 2001	60,845	Paid in full	Paid in full	0.0
2001-C	November 2001	61,795	Paid in full	Paid in full	0.0
2002-A	October 2002	75,000	$58,153*	$96,671	77.5
		$509,740	$58,153	$96,671	

* Bears an interest rate calculated as 2.4% and is anticipated to fully amortize within 10 months as of December 31, 2002.

Mortgage Loan — The Company has a mortgage loan from a commercial bank that is secured by a first mortgage lien on the Company's headquarters building and an assignment of all leases, rents, revenues and profits under all present and future leases of the building. The loan matures on May 1, 2004 and requires monthly payments of $99,582, bearing interest at a fixed rate of 7.07%. The Company believes that the mortgage loan repayments can be made from cash resources available to the Company at the time such repayments are due.

Capital Lease Obligations — As of December 31, 2002, the Company has nine capital lease obligations outstanding related to various computer equipment, with monthly payments totaling $81,728. These capital lease obligations bear interest at rates ranging from 4.45% to 9.22% and have maturity dates between June 2004 and January 2006. The Company believes that capital lease obligation payments can be made from cash resources available to the Company at the time such payments are due.

The Company's total balance sheet indebtedness decreased to $109.8 million at December 31, 2002 from $202.5 million at December 31, 2001. In addition to the balance sheet indebtedness as of December 31, 2002,

the Company also has contractual obligations resulting in future minimum payments under operating leases. A summary of the total future contractual obligations requiring repayments is as follows (in thousands):

Contractual Obligations	Period of Repayment			
	<1 year	1-3 Years	>3 Years	Total
Secured financing	$ 58,153	$ —	$ —	$ 58,153
Line of credit	43,555	—	—	43,555
Mortgage loan	776	5,419	—	6,195
Capital lease obligations	868	1,068	2	1,938
Non-cancelable operating lease obligations	388	463	380	1,231
Total contractual cash obligations	$103,740	$6,950	$382	$111,072

Repurchase and Retirement of Common Stock — In 1999, the Company began acquiring shares of its common stock in connection with a stock repurchase program announced in August 1999. That program authorized the Company to purchase up to 1.0 million common shares on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. On each of February 7, 2000, June 7, 2000, July 13, 2000, November 10, 2000, and May 20, 2002, the Company's Board of Directors authorized increases in the Company's stock repurchase program of an additional 1.0 million shares. As of December 31, 2002, the Company has repurchased approximately 5.0 million shares of the 6.0 million shares authorized to be repurchased under this program at a cost of $30,634,000. The 6.0 million shares, which can be repurchased through the open market or in privately negotiated transactions, represent approximately 13.0% of the shares outstanding at the beginning of the program. See "—Stock Options" for a description of the relationship between stock repurchases by the Company and the granting of stock options.

Based upon anticipated cash flows, management believes that cash flows from operations, various financing alternatives available to the Company, and amounts available under its credit agreement will provide sufficient financing for debt maturities and for future operations. The Company's ability to borrow funds may be impacted by many economic and financial market conditions. If the various financing alternatives were to become limited or unavailable to the Company, the Company's operations could be materially and adversely affected.

Market Risk

The market risk discussion and the estimated amounts generated from the analysis that follows are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results may differ materially due to changes in the Company's product and debt mix and developments in the financial markets. As terrorist acts and acts of war create economic uncertainty and impact the financial markets, such acts could adversely affect the Company's business and results of operations and the financial markets in ways that cannot be predicted.

The Company is exposed primarily to market risks associated with movements in interest rates and foreign currency exchange rates. The Company manages interest rate risk primarily through interest rate cap agreements, which limit the effective interest rate on the Company's secured financings. The Company's policies and procedures prohibit the use of financial instruments for trading purposes.

A discussion of the Company's accounting policies for derivative instruments is included in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements.

Interest Rate Risk. The Company relies on various sources of financing to assist in funding its operations, some of which is at floating rates of interest and exposes the Company to risks associated with increases in interest rates. The Company manages such risk primarily by entering into interest rate cap agreements on certain portions of its floating rate debt.

As of December 31, 2002, the Company had $43.6 million of floating rate debt outstanding on its bank credit facilities, with no interest rate cap protection, and $58.2 million in floating rate debt outstanding under

its secured financing, with an interest rate cap of 6.25%. Based on the difference between the Company's rates on its secured financing at December 31, 2002 and the interest rate cap, the Company's maximum interest rate risk on the October 2002 secured financing is 3.9%. This maximum interest rate risk would reduce annual after-tax earnings by approximately $1.5 million in 2002 compared to a $3.6 million impact in 2001. The significant decrease in the impact of secured financing rate fluctuations in 2002 is due to the lower debt outstanding under secured financings as of December 31, 2002 compared to 2001. For every 1% increase in rates on the Company's bank credit facilities, annual after-tax earnings would decrease by approximately $283,000 in 2002 compared to the $476,000 impact in 2001. This analysis assumes the Company maintains a level amount of floating rate debt and assumes an immediate increase in rates.

Foreign Currency Risk. The Company is exposed to foreign currency risk from the possibility of changes in foreign exchange rates that could have a negative impact on earnings or asset and liability values from operations in foreign countries. The Company's most significant foreign currency exposure relates to the United Kingdom. It is the Company's policy to borrow and lend in local currencies to mitigate such risks. An immediate, 10% decrease in quoted foreign currency exchange rates would have decreased annual after tax earnings by approximately $667,000 and $756,000 at December 31, 2002 and 2001, respectively. The potential loss in net asset values from such a decrease would be approximately $7.1 million and $7.6 million as of December 31, 2002 and 2001, respectively.

Immediate changes in interest rates and foreign currency exchange rates discussed in the proceeding paragraphs are hypothetical rate scenarios, used to calibrate risk, and do not currently represent management's view of future market developments.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has applied the disclosure provisions in SFAS No. 148 in the consolidated financial statements and the accompanying notes.

Forward-Looking Statements

The Company makes forward-looking statements in this report and may make such statements in future filings with the Securities and Exchange Commission. It may also make forward-looking statements in its press releases or other public or shareholder communications. The Company's forward-looking statements are subject to risks and uncertainties and include information about its expectations and possible or assumed future results of operations. When the Company uses any of the words "believes," "expects," "anticipates," "estimates" or similar expressions, it is making forward-looking statements.

The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of its forward-looking statements. These forward-looking statements represent the Company's outlook only as of the date of this report. While the Company believes that its forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include the following:

- increased competition from traditional financing sources and from non-traditional lenders,
- the unavailability of funding at competitive rates of interest,
- the Company's potential inability to continue to obtain third party financing on favorable terms,

- the Company's potential inability to generate sufficient cash flow to service its debt and fund its future operations,
- adverse changes in applicable laws and regulations,
- adverse changes in economic conditions,
- adverse changes in the automobile or finance industries or in the non-prime consumer finance market,
- the Company's potential inability to maintain or increase the volume of Loans,
- the Company's potential inability to accurately forecast and estimate future collections and historical collection rates,
- the Company's potential inability to accurately estimate the residual values of the lease vehicles,
- an increase in the amount or severity of litigation against the Company,
- the loss of key management personnel,
- the effect of terrorist attacks and potential attacks, and
- the effect of war in Iraq.

Other factors not currently anticipated by management may also materially and adversely affect the Company's results of operations. The Company does not undertake, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The information called for by Item 7A is incorporated by reference from the information in Item 7 under the caption "Market Risk" in this Form 10-K.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Credit Acceptance Corporation:

We have audited the accompanying consolidated balance sheets of Credit Acceptance Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Detroit, Michigan
January 31, 2003

Item 8. ***Financial Statements and Supplementary Data***

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
ASSETS:		
Cash and cash equivalents	$ 13,466	$ 15,773
Investments— held to maturity	173	173
Loans receivable	778,674	762,031
Allowance for credit losses	(5,497)	(4,745)
Loans receivable, net	773,177	757,286
Floor plan receivables	4,450	6,446
Notes receivable (including $1,513 and $1,518 from affiliates in 2002 and 2001, respectively)	7,554	11,167
Investment in operating leases, net	17,879	42,774
Property and equipment, net	19,951	19,646
Other assets	5,675	8,169
Total Assets	$842,325	$861,434
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Lines of credit	$ 43,555	$ 73,215
Secured financing	58,153	122,396
Mortgage note	6,195	6,918
Capital lease obligations	1,938	—
Accounts payable and accrued liabilities	28,341	39,307
Dealer holdbacks, net	362,534	315,393
Deferred income taxes, net	11,667	10,668
Income taxes payable	6,094	5,098
Total Liabilities	518,477	572,995
Contingencies (Note 13)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued		
Common stock, $.01 par value, 80,000,000 shares authorized, 42,325,615 and 42,162,628 shares issued and outstanding in 2002 and 2001, respectively	423	422
Paid-in capital	107,164	109,000
Retained earnings	214,857	185,156
Accumulated other comprehensive income (loss)-cumulative translation adjustment	1,404	(6,139)
Total Shareholders' Equity	323,848	288,439
Total Liabilities and Shareholders' Equity	$842,325	$861,434

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except for per share data)		
Revenue:			
Finance charges	$ 97,744	$ 90,169	$ 80,580
Lease revenue	16,101	21,853	13,019
Other income	40,489	35,307	30,012
Total revenue	154,334	147,329	123,611
Costs and expenses:			
Operating expenses	66,333	59,822	52,925
Provision for credit losses	20,694	11,915	11,251
Depreciation of leased assets	9,669	12,485	7,004
Interest	9,058	14,688	16,431
Total costs and expenses	105,754	98,910	87,611
Operating income	48,580	48,419	36,000
Foreign exchange loss	—	(42)	(11)
Income before provision for income taxes	48,580	48,377	35,989
Provision for income taxes	18,879	19,174	12,339
Net income	$ 29,701	$ 29,203	$ 23,650
Net income per common share:			
Basic	$ 0.70	$ 0.69	$ 0.54
Diluted	$ 0.68	$ 0.68	$ 0.53
Weighted average shares outstanding:			
Basic	42,438,292	42,140,961	43,879,577
Diluted	43,362,741	43,150,804	44,219,876

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Total Shareholders' Equity	Comprehensive Income (Loss)	Common Stock Number	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 1999	$262,975		46,100	$461	$128,917	$132,303	$ 1,294
Comprehensive income:							
Net income	23,650	$23,650				23,650	
Other comprehensive loss:							
Foreign currency translation adjustment	(5,672)	(5,672)					(5,672)
Tax on other comprehensive loss		1,985					
Other comprehensive loss		(3,687)					
Total comprehensive income		19,963					
Repurchase and retirement of common stock	(18,851)		(3,600)	(36)	(18,815)		
Stock options exercised	124				124		
Balance, December 31, 2000	262,226		42,500	425	110,226	155,953	(4,378)
Comprehensive income:							
Net income	29,203	29,203				29,203	
Other comprehensive loss:							
Foreign currency translation adjustment	(1,761)	(1,761)					(1,761)
Tax on other comprehensive loss		616					
Other comprehensive loss		(1,145)					
Total comprehensive income		28,058					
Repurchase and retirement of common stock	(3,262)		(300)	(3)	(3,259)		
Stock options exercised	2,033				2,033		
Balance, December 31, 2001	288,439		42,200	422	109,000	185,156	(6,139)
Comprehensive income:							
Net income	29,701	29,701				29,701	
Other comprehensive income:							
Foreign currency translation adjustment	7,543	7,543					7,543
Tax on other comprehensive income		(2,640)					
Other comprehensive income		4,903					
Total comprehensive income		$34,604					
Repurchase and retirement of common stock	(7,011)		100	1	(7,012)		
Stock options exercised	5,176				5,176		
Balance, December 31, 2002	$323,848		42,300	$423	$107,164	$214,857	$ 1,404

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Cash Flows From Operating Activities:			
Net Income	$ 29,701	$ 29,203	$ 23,650
Adjustments to reconcile cash provided by operating activities:			
Provision for credit losses	20,694	11,915	11,251
Depreciation	4,718	4,652	3,727
Depreciation of leases assets	9,669	12,485	7,004
Gain on securitization clean-up	—	(1,082)	—
Loss on retirement of property and equipment	1,417	—	—
Provision (credit) for deferred income taxes	999	(66)	934
Tax benefit from exercise of stock options	1,561	—	—
Other	—	(96)	(209)
Change in operating assets and liabilities:			
Accounts payable and accrued liabilities	(11,106)	11,607	2,377
Income taxes payable	996	5,098	—
Income taxes receivable	—	351	12,335
Lease payment receivable	1,197	(348)	(2,723)
Unearned insurance premiums, insurance reserves and fees	(2,850)	(1,044)	(2,060)
Deferred dealer enrollment fees, net	140	767	874
Other assets	2,494	(4,654)	2,163
Net cash provided by operating activities	59,630	68,788	59,323
Cash Flows From Investing Activities:			
Principal collected on loans receivable	337,157	315,958	305,630
Advances to dealers	(285,612)	(377,087)	(276,324)
Payments of dealer holdbacks	(32,890)	(29,550)	(22,127)
Operating lease acquisitions	(874)	(25,816)	(39,254)
Deferred costs from lease acquisitions	(201)	(3,371)	(5,954)
Operating lease liquidations	9,854	11,071	4,090
Decreases in floor plan receivables — affiliates	—	—	2,618
Decreases in floor plan receivables — non-affiliates	1,996	1,660	4,768
Decrease (increases) in notes receivable — affiliates	(5)	(572)	116
Decrease (increases) in notes receivable — non-affiliates	3,618	(3,610)	(3,491)
Purchases of property and equipment	(6,439)	(5,880)	(3,902)
Net cash provided by (used in) investing activities	26,604	(117,197)	(33,830)
Cash Flows From Financing Activities:			
Net borrowings (repayments) under lines of credit	(29,660)	(14,881)	51,102
Proceeds from secured financings	103,551	264,423	63,850
Repayments of secured financings	(167,794)	(187,066)	(102,008)
Proceeds under capital lease obligations	2,249	—	—
Principal payments under capital lease obligations	(311)	—	—
Repayment of senior notes and mortgage note	(723)	(16,620)	(15,256)
Repurchase of common stock	(7,011)	(3,262)	(18,851)
Proceeds from stock options exercised	3,615	2,033	124
Net cash provided by (used in) financing activities	(96,084)	44,627	(21,039)
Effect of exchange rate changes on cash	7,543	(1,761)	(5,672)
Net decrease in cash and cash equivalents	(2,307)	(5,543)	(1,218)
Cash and cash equivalents, beginning of period	15,773	21,316	22,534
Cash and cash equivalents, end of period	$ 13,466	$ 15,773	$ 21,316
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	$ 7,729	$ 15,600	$ 15,092
Cash paid during the period for income taxes	$ 16,509	$ 12,179	$ 12,958

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Principal Business. Credit Acceptance Corporation (the "Company" or "Credit Acceptance") is a financial services company specializing in products and services for a network of automobile dealers. Credit Acceptance provides participating dealers with financing sources for consumers with limited access to credit by offering "guaranteed credit approval." The Company delivers credit approvals through the Internet. Other services include marketing, sales training, and a wholesale purchasing cooperative. Through its financing program, Credit Acceptance helps consumers change their lives by providing an opportunity to strengthen and reestablish their credit standing by making timely monthly payments. The Company refers to participating dealers who share its commitment to changing customers' lives as "dealer-partners."

Credit Acceptance Corporation UK Limited, CAC of Canada Limited and Credit Acceptance Corporation Ireland Limited are all wholly-owned subsidiaries of the Company that operate in their respective countries. These subsidiary companies offer essentially the same dealer-partner programs as are offered in the United States.

Upon acceptance of a retail installment contract (referred to as "Contract" or "Loan"), the Company records the gross amount of the Loan as a gross Loan receivable and the amount of its servicing fee as an unearned finance charge which, for balance sheet purposes, is netted from the gross amount of the Loan. The Company records the remaining portion of the Loan (the gross amount of the Loan less the unearned finance charge) as a dealer holdback. At the time of acceptance, Loans that meet certain criteria are eligible for a cash advance, which is computed on a formula basis.

As advances are originated, they are automatically assigned to the originating dealer-partner's open pool of advances. Periodically, pools are closed and subsequent advances are assigned to a new pool. All advances due from a dealer-partner are secured by the future collections on the dealer-partner's portfolio of Loans. Collections on all related Loans within the pool, after payment of the Company's servicing fee and reimbursement of certain collection costs, are applied to reduce the aggregate advance balance owing against those Loans. Once the advance balance has been repaid, the dealer-partner is entitled to receive future collections from Loans within that pool, after payment of the Company's servicing fee and reimbursement of certain collection costs. The Company's acceptance of Loans is generally without recourse to the general assets of the dealer-partner. Each advance to a dealer-partner is secured by a lien on the financed vehicle. Dealer-partner advances are netted against dealer holdbacks in the accompanying consolidated financial statements.

Upon enrollment into the Company's financing program, the dealer-partner enters into a Servicing Agreement with Credit Acceptance which defines the rights and obligations of Credit Acceptance and the dealer-partner. The Servicing Agreement may be terminated by the Company or by the dealer-partner (so long as there is no event of default or an event which with the lapse of time, giving of notice or both, would become an event of default) upon written notice. The Company may also terminate the Servicing Agreement immediately in the case of an event of default by the dealer-partner. Upon any termination by the dealer-partner or in the event of a default, the dealer-partner must immediately pay the Company: (i) any unreimbursed collection costs; (ii) any unpaid advances and all amounts owed by the dealer-partner to the Company; and (iii) a termination fee equal to the unearned finance charge of the then outstanding amount of the Loans originated by such dealer-partner and accepted by the Company. In the event of a termination by the Company (or any other termination if the Company and the dealer-partner agree), the Company may continue to service Loans accepted prior to termination in the normal course of business without charging a termination fee.

Automobile Leasing. In early 2002, the Company elected to discontinue originating automobile leases ("Automobile Leasing"). As a result of this decision, earnings for the year ended December 31, 2001 include a pre-tax charge of $725,000 for the impairment of certain assets. This decision was based on the conclusion

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

that Automobile Leasing was unlikely to produce a higher return than the Company's automobile lending business over the long-term. Under the Company's leasing program, the Company purchased automobile leases from the dealer-partner for an amount based on the value of the vehicle as determined by industry guidebooks, assumed ownership of the related vehicle from the dealer-partner and received title to the vehicle. This program differed from the Company's principal business in that, as these leases were purchased outright, the Company assumed no liability to the dealer-partner for dealer holdback payments. Additionally, the customer was required to remit a security deposit to the Company. Customer payments are applied toward the customer's outstanding lease receivable. At lease termination, the Company is responsible for the ultimate disposal of the vehicle, which is sold back to the dealer-partner, the customer or at an auction.

Pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an impairment analysis is performed on the net asset value of the leasing operation on a quarterly basis. This analysis compares the undiscounted forecasted future net cash flows relating to Automobile Leasing to the net asset value of this operation at the balance sheet date. Due to the Company's limited experience in the leasing business, a substantial amount of uncertainty exists in the forecast of the future net cash flows that will be generated by this operation. Based upon management's analysis, no write down of the net asset value of the leasing operation was necessary at December 31, 2002. In future periods, if management's analysis indicates that future cash flows from the leasing operation are less than the leasing operation's net asset value, SFAS No. 144 requires the use of a present value methodology to estimate the fair value of the assets. This methodology would require the Company to record an expense equal to the amount by which the net asset value of the leasing operation exceeds the future cash flows discounted at the average rate implicit in the portfolio of automobile leases.

Ancillary Products and Services. Buyers Vehicle Protection Plan, Inc. ("BVPP") and CAC Reinsurance, Ltd. ("Credit Acceptance Reinsurance"), both wholly-owned subsidiaries of the Company, provide additional services to participating dealer-partners.

BVPP administers short-term limited extended service contracts offered by participating dealer-partners. In connection therewith, BVPP bears the risk of loss for any repairs covered under the service contract. The Company recognizes income and related expense for the service contract program on an accelerated basis over the life of the service contract. In addition, BVPP has a relationship with third party service contract providers that pay BVPP a fee on service contracts included on Loans financed through participating dealer-partners. BVPP does not bear any risk of loss for claims covered on these third party service contracts. The income from the non-refundable fee is recognized upon sale of the service contract. The Company advances to dealer-partners an amount equal to the purchase price of the vehicle service contract on Loans accepted by the Company that includes vehicle service contracts.

Credit Acceptance Reinsurance is engaged primarily in the business of reinsuring credit life and disability insurance policies issued to borrowers under Loans originated by participating dealer-partners. The Company advances to dealer-partners an amount equal to the credit life and disability insurance premium on Loans accepted by the Company which include credit life and disability insurance written by the Company's designated insurance carriers. The policies insure the holder of the Loan for the outstanding balance payable in the event of death or disability of the debtor. Premiums are ceded to Credit Acceptance Reinsurance on both an earned and written basis and are earned over the life of the Loans using pro rata and sum-of-digits methods. Credit Acceptance Reinsurance bears the risk of loss attendant to claims under the coverage ceded to it.

Significant accounting policies are described in the following paragraphs.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Reportable Business Segments

The Company is organized into three primary business segments: North America, United Kingdom and Automobile Leasing. See Note 12 — Business Segment Information for information regarding the Company's reportable segments.

Use of Estimates

The accounting and reporting policies of the Company require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounts which are subject to significant estimation include the reserve for advance losses, the allowance for credit losses, the reserve for repossession losses, the reserve for residual losses on leased assets, and impairment of various assets. Actual results could differ from those estimates.

Derivative Instruments

The Company purchases interest rate cap and floor agreements to manage its interest rate risk on its secured financing. The Company does not hold or issue derivative financial instruments for trading purposes. At period end, the carrying value of these instruments is adjusted to reflect the current market value with the amount of the adjustment recorded as income or loss.

As of December 31, 2002, the following interest rate cap agreements were outstanding:

Notional Amount	Commercial Paper Cap Rate	Term
$ 3,373,925	7.50%	July 1999 through August 2003
432,389	7.50%	December 1999 through June 2003
22,440,000	7.50%	July 2002 through January 2004
32,640,000	6.50%	July 2002 through January 2004

As of December 31, 2002, the following interest rate floor agreement was outstanding:

Notional Amount	Commercial Paper Cap Rate	Term
$ 3,373,925	4.79%	July 1999 through August 2003

The Company is exposed to credit risk in the event of nonperformance by the counterparty to its interest rate cap agreements. The Company anticipates that its counterparty will fully perform its obligations under the agreements. The Company manages credit risk by utilizing financially sound counterparties.

Stock Options

At December 31, 2002, the Company has two stock-based compensation plans for employees and directors, which are described more fully in Note 11 — Capital Transactions. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as: (i) all options granted under those plans either had an exercise price equal to the market value of the underlying common stock on the date of grant or (ii) the

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

performance targets upon which vesting was based upon were not met during the year. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"), to stock-based employee compensation.

(Dollars in thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Net income, as reported	$29,701	$29,203	$23,650
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,347)	(1,141)	(1,271)
Net income, pro forma	$28,354	$28,062	$22,379
Earnings per share:			
As reported, basic	$ 0.70	$ 0.69	$ 0.54
As reported, diluted	0.68	0.68	0.53
Pro forma, basic	0.67	0.67	0.51
Pro forma, diluted	0.65	0.65	0.51

Foreign Currency Translation

The financial position and results of operations of the Company's foreign operations are measured using the local currency as the functional currency. Revenues and expenses are translated at average exchange rates during the year and assets and liabilities are translated at current exchange rates at the balance sheet date. Translation adjustments are reflected in accumulated other comprehensive income, as a separate component of shareholders' equity. Realized foreign currency transaction gains and losses are included in the statement of income.

Cash and Cash Equivalents

Cash equivalents consist of readily marketable securities with original maturities at the date of acquisition of three months or less. Cash and cash equivalents totaling $9.7 million and $14.1 million at December 31, 2002 and 2001, respectively, are restricted pursuant to: (i) the secured financings of advance receivables; and (ii) reinsurance agreements.

Investments

Investments consist principally of certificates of deposit, which the Company has both the intent and the ability to hold to maturity. All investments are categorized as held-to-maturity. The restricted investments totaled approximately $0.2 million at December 31, 2002 and 2001.

Loans Receivable

Loans receivable are collateralized by the related vehicles, with the Company having the right to repossess the vehicle in the event that the consumer defaults on the payment terms of the Loan. Repossessed collateral is valued at the lower of the carrying amount of the receivable or estimated fair value, less estimated costs of disposition, and is classified in Loans receivable on the balance sheets. At December 31, 2002 and 2001, repossessed assets totaled approximately $8.6 million and $6.4 million, respectively. The Company's policy for non-accrual Loans is 90 days measured on a recency basis (no payments received for 90 days). The Company charges-off delinquent Loans at nine months on a recency basis.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Allowance For Credit Losses

The Company maintains an allowance for credit losses that covers earned but unpaid servicing fees on Loan receivables in non-accrual status. Servicing fees, which are booked as finance charges, are recognized under the interest method of accounting until the underlying obligation is 90 days past due on a recency basis. At such time, the Company suspends the recognition of revenue and records a provision for credit losses equal to the earned but unpaid revenue. Once a Loan is classified in non-accrual status, it remains in non-accrual status for the remaining life of the Loan. Revenue on non-accrual Loans is recognized on a cash basis. Loans on which no payment has been received for nine months are charged off. Ultimate losses may vary from current estimates and the amount of the provision, which is a current expense, may be either greater or less than actual charge-offs.

Reserve For Advance Losses

The Company maintains a reserve against advances that are not expected to be recovered through collections on the related Loan portfolio. For purposes of establishing the reserve, the present value of estimated future collections for each dealer-partner's Loan portfolio is compared to the related advance balance. The discount rate used for present value purposes is equal to the rate of return expected at the origination of the advance. To the extent that the present value of future collections is less than the advance balance due from a dealer-partner, the Company records a reserve equal to the difference between the advance and the present value of the estimated future collections. The Company maintains historical loss experience for each dealer-partner on a static pool basis and uses this information to forecast the timing and amount of future collections on each dealer-partner's portfolio. Proceeds from one dealer-partner's portfolio cannot be used to offset losses relating to another dealer-partner. Effective January 1, 2003, the Company modified its policy for charging off advances. Advances are charged off when the Company's analysis forecasts no future collections relating to such advance balance.

Floor Plan Receivables

Credit Acceptance finances used vehicle inventories for Automobile dealers. Amounts loaned are secured primarily by the related inventories and any future cash collections owed to the dealer-partner on outstanding retail Loans, with additional security provided by the personal guarantee of the owner.

Notes Receivable

Notes receivable are primarily: (i) working capital loans to dealer-partners and (ii) secured line of credit loans. The working capital loans are generally due on demand and are secured primarily by any future cash collections owed to the dealer-partner on outstanding retail Loans. The secured line of credit loans were offered to dealers who were not participating in the Company's core program and are secured primarily by Loans, originated and serviced by the dealer, with additional security provided by the personal guarantee of the owner.

Investments in Operating Leases, Net

Leased assets are depreciated to their residual values on a straight-line basis over the scheduled lease term. The Company also maintains an allowance for lease vehicle losses that consists of a reserve for repossession losses and a reserve for residual losses. For purposes of establishing the repossession reserve, the Company estimates the expected losses, based on its historical loss experience, on its inventory of repossessed vehicles and vehicles being repossessed. The repossession reserve covers losses resulting from the difference between sale proceeds and the net investment in operating leases. The residual reserve covers losses resulting from the disposal of vehicles at the end of the lease term. The Company established its residual values based upon an industry guidebook and data from repossessed vehicles sold at auction. Realization of the residual

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

values is dependent on the Company's future ability to market the vehicles under then prevailing market conditions.

Property and Equipment

Additions to property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally as follows: Buildings and building improvements — 10 years, Data processing equipment — 5 years, Office furniture and equipment — 7 years and Leasehold improvements — 7 years. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. Software development costs are capitalized and generally amortized on a straight-line basis over its useful life for a period not to exceed five years. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Dealer Holdbacks

As part of the dealer-partner Servicing Agreement, the Company records the gross amount of the Loan less the unearned finance charges as dealer holdbacks. Loans originated by and advances to each dealer-partner are automatically assigned to that dealer-partner's open pool of Loans. Periodically, pools are closed and subsequent Loans and advances are assigned to a new pool. Collections on the Loans within each pool, after payment of the Company's servicing fee and reimbursement of certain collection costs, are applied to reduce the aggregate advance balance owing against those Loans. Once the advance balance has been repaid, the dealer-partner is entitled to receive collections from the Loans within that pool, after payment of the Company's servicing fee and reimbursement of certain collection costs.

All advances from a dealer-partner are secured by all of the future collections on Loans originated by that dealer-partner. For balance sheet purposes, dealer holdbacks are shown net of the current advance balance.

Income Taxes

Deferred income taxes are provided for all temporary differences between the book and tax basis of assets and liabilities. Deferred income taxes are adjusted to reflect new tax rates when they are enacted into law.

Revenue Recognition

Finance Charges. The Company computes its servicing fee based upon the gross amount due under the Loan. Income is recognized under the interest method of accounting until the underlying obligation is 90 days past due on a recency basis. At such time, the Company suspends the accrual of revenue and makes a provision for credit losses equal to the earned but unpaid revenue.

Lease Revenue. Income from operating lease assets is recognized on a straight-line basis over the scheduled lease term. Revenue recognition is suspended at the point the customer becomes 90 days past due on a recency basis.

Other Income

Dealer-partners are charged an initial fee to floor plan a vehicle. Interest is recognized monthly and is based on the number of days a vehicle remains on the floor plan. Interest rates typically range from 12% to 18% per annum.

Fees received by the Company for the sale of third party vehicle service contracts are recognized upon sale of the service contract, as the Company bears no further obligation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Concluded)

Premiums earned include credit life and disability premiums and collision premiums, which are ceded to the Company on both an earned and written basis and are earned over the life of the Loans using the pro rata and sum-of-digits methods. The Company recognizes income and related expense for the service contract program on an accelerated basis over the life of the service contract. In 2002, the Company changed its revenue recognition policy for insurance and service contract products in the United Kingdom to be consistent with those employed in North America. This change in revenue recognition policy impacted pre-tax net income by approximately $1.1 million.

Income from secured lines of credit offered to certain dealers is earned based on the difference between the 60% to 75% of the gross Loan amount remitted to the Company from the dealer and the 50% to 70% of the principal amount of the Loan advanced to the dealer. Income is recognized under the interest method of accounting until it is determined that a line of credit arrangement is impaired. At such time, the Company records a provision for losses equal to the difference between the carrying value and the present value of the expected cash flows from the line of credit arrangement.

The Company recognizes a monthly dealer-partner access fee for the Company's Internet-based proprietary Credit Approval Processing System ("CAPS") in the month the access is provided.

Enrollment fees are generally paid by each dealer-partner signing a Servicing Agreement. The enrollment fee, $9,850 in North America and (pound)2,500 in the United Kingdom, entitles the dealer-partner to access to the Company's marketing materials, training and programs and offsets administrative expenses associated with new dealer enrollment. Beginning in the fourth quarter of 2002, the enrollment fee in North America is 100% refundable for 180 days. After the 180-day refund period, the fees and the related direct incremental costs of enrolling these dealer-partners are deferred and amortized on a straight-line basis over the estimated repayment term of the outstanding dealer-partner advance based on the Company's experience.

Interest on notes receivable is recognized as income based on the outstanding monthly balance and is generally 5% to 18% per annum.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has applied the disclosure provisions in SFAS No. 148 in these consolidated financial statements and the accompanying notes.

Reclassification

Certain amounts for the prior periods have been reclassified to conform to the current presentation.

(2) FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate their value.

(2) FINANCIAL INSTRUMENTS — (Concluded)

Cash and Cash Equivalents and Investments. The carrying amount of cash and cash equivalents and investments approximate their fair value due to the short maturity of these instruments.

Loans Receivable, Net and Dealer Holdbacks, Net. As the majority of the Company's revenue is derived from the servicing fee it receives on the gross amount due under the Loan (typically 20% of the principal and interest received), the Company's revenues from servicing fees are not materially impacted by changes in interest rates. The fair value for Loans receivable, net and Dealer Holdbacks, net recorded in the financial statements related to the financing and servicing program which the Company provides to dealer-partners is not practical to estimate due to the limited market which exists for the cash flows and potential liability associated with these Loans. As a result of the limited market for these Loans, quoted market prices are not available.

The Company determines the carrying value of the advance associated with the portfolio of Loans receivable by discounting expected future cash flows associated with the related dealer-partner advance. The average discount rates used for 2002 and 2001 were 23.2% and 25.2%, respectively. The estimated average collection period for advances was 14 months for 2002 and 2001.

Floor Plan and Notes Receivable. The fair value of floor plan and notes receivable are estimated by discounting the future cash flows using applicable current interest rates.

Debt. The fair value of debt is determined using quoted market prices, if available, or calculated using the estimated value of each debt instrument based on current rates offered to the Company for debt with similar maturities.

Derivative Instruments. The fair value of interest rate caps represents the amount that the Company would receive to terminate the agreement, taking into account current interest rates.

A comparison of the carrying value and estimated fair value of these financial instruments is as follows (in thousands):

	Years Ended December 31,			
	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 13,466	$13,466	$ 15,773	$ 15,773
Investments — held to maturity	173	173	173	173
Loans receivable, net	773,177	N/A	757,286	N/A
Floor plan receivables	4,450	4,450	6,446	6,446
Notes receivable	7,554	7,554	11,167	11,167
Lines of credit	43,555	43,555	73,215	73,215
Secured financing	58,153	58,153	122,396	122,396
Mortgage note	6,195	6,366	6,918	7,096
Dealer holdbacks, net	362,534	N/A	315,393	N/A
Derivative Instruments	36	36	31	31

(3) LOANS RECEIVABLE

Loans generally have initial terms ranging from 24 to 48 months and are collateralized by the related vehicles. The initial average term of a Loan was approximately 36 months in 2002 and 2001 and 32 months in 2000.

(3) LOANS RECEIVABLE — (Concluded)

Loans receivable consisted of the following (in thousands):

	As of December 31,	
	2002	2001
Gross Loans receivable	$ 919,022	$ 906,808
Unearned finance charges	(136,954)	(138,533)
Unearned insurance premiums, insurance reserves and fees	(3,394)	(6,244)
Loans receivable, net	$ 778,674	$ 762,031
Non-accrual Loans	$ 220,978	$ 181,759
Non-accrual Loans as a percent of total Gross Loans	24.0%	20.0%

A summary of changes in gross Loans receivable is as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Balance, beginning of period	$ 906,808	$ 674,402	$ 679,247
Gross amount of Loans accepted	625,385	782,302	526,971
Gross Loans reacquired from securitization	—	2,918	—
Net cash collections on Loans	(440,851)	(409,728)	(374,008)
Charge-offs	(186,788)	(137,158)	(144,828)
Currency translation	14,468	(5,928)	(12,980)
Balance, end of period	$ 919,022	$ 906,808	$ 674,402

A summary of the allowance for credit losses is as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Balance, beginning of period	$ 4,745	$ 4,640	$ 4,742
Provision for Loan losses	3,402	1,142	1,647
Charge-offs	(2,773)	(1,015)	(1,688)
Currency translation	123	(22)	(61)
Balance, end of period	$ 5,497	$ 4,745	$ 4,640

Recoveries related to charged off Loans are netted against charge-offs.

The Company's financing and service program allows dealer-partners to establish the interest rate on Loans up to the maximum rate allowable by the state or country in which the dealer-partner is doing business.

(4) LEASED PROPERTIES

Property Leased to Others

The Company leases part of its headquarters to outside parties under non-cancelable operating leases. This activity is not a significant part of its business activities. Rental income, which is included in other income, is recognized on a straight-line basis over the related lease term. Rental income on leased property was $1,043,000, $1,094,000, and $1,075,000 for 2002, 2001, and 2000, respectively.

(4) LEASED PROPERTIES — (Concluded)

Property Leased from Others

The Company leases offices and office equipment. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Total rental expense on all operating leases was $361,000, $321,000, and $335,000 and for 2002, 2001, and 2000, respectively. Contingent rentals under the operating leases were insignificant. Minimum future lease commitments under operating leases are as follows (in thousands):

2003	$ 388
2004	246
2005	217
2006	217
2007	163
	$1,231

(5) INVESTMENTS IN OPERATING LEASES

The composition of net investment in operating leases consisted of the following (in thousands):

	As of December 31,	
	2002	2001
Gross leased assets	$ 29,486	$ 50,054
Accumulated depreciation	(12,304)	(11,657)
Gross deferred costs	3,956	6,831
Accumulated amortization of deferred costs	(2,706)	(2,786)
Lease payments receivable	2,112	3,308
Investment in operating leases	20,544	45,750
Less: Allowance for lease vehicle losses	(2,665)	(2,976)
Investment in operating leases, net	$ 17,879	$ 42,774

A summary of changes in gross leased assets is as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Balance, beginning of period	$ 50,054	$ 42,449	$ 8,443
Gross operating leases originated	875	25,816	39,254
Operating lease liquidations	(21,516)	(18,015)	(5,258)
Currency translation	73	(196)	10
Balance, end of period	$ 29,486	$ 50,054	$42,449

(5) INVESTMENTS IN OPERATING LEASES — (Concluded)

A summary of the allowance for lease vehicle losses is as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Balance, beginning of period	$ 2,976	$ 2,023	$ 91
Provision for lease vehicle losses	5,251	6,126	3,013
Charge-offs	(5,619)	(5,171)	(1,081)
Currency translation	57	(2)	—
Balance, end of period	$ 2,665	$ 2,976	$ 2,023

Future minimum rentals on leased vehicles at December 31, 2002 are $10.2 million, $3.9 million, and $806,000 in 2003, 2004, and 2005, respectively.

(6) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	As of December 31,	
	2002	2001
Land	$ 2,587	$ 2,587
Building and improvements	7,284	7,166
Data processing equipment	27,040	27,109
Office furniture & equipment	2,053	2,443
Leasehold improvements	721	695
	39,685	40,000
Less: Accumulated depreciation	(19,734)	(20,354)
	$ 19,951	$ 19,646

Depreciation expense on property and equipment was $4,718,000, $4,652,000, and $3,727,000 in 2002, 2001, and 2000, respectively.

(7) DEBT

Lines of Credit

At December 31, 2002, the Company had a $135.0 million credit agreement with a commercial bank syndicate. The facility has a commitment period through June 9, 2003 with a one year term out option at the request of the Company provided that no event of default exists. The agreement provides that, at the Company's discretion, interest is payable at either the eurodollar rate plus 140 basis points, or at the prime rate (4.25% as of December 31, 2002). The eurodollar borrowings may be fixed for periods of up to six months. Borrowings under the credit agreement are subject to a borrowing base limitation equal to 65% of advances to dealer-partners and leased vehicles (as reflected in the consolidated financial statements and related notes), less a hedging reserve (not exceeding $1.0 million), the amount of letters of credit issued under the line of credit, and the amount of other debt secured by the collateral which secures the line of credit. Currently, the borrowing base limitation does not inhibit the Company's borrowing ability under the line of credit. The credit agreement has certain restrictive covenants, including a minimum required ratio of the Company's assets to debt, its liabilities to tangible net worth, and its earnings before interest, taxes and non-cash expenses to fixed charges. Additionally, the agreement requires that the Company maintain a specified minimum level of net worth. Borrowings under the credit agreement are secured by a lien on most of the Company's assets. The

(7) DEBT — (Continued)

Company must pay an annual agent's fee and a quarterly commitment fee of 0.60% on the amount of the commitment. As of December 31, 2002, there was approximately $43.4 million outstanding under this facility. The maximum amount outstanding was approximately $105.5 million and $112.5 million in 2002 and 2001, respectively. The weighted average balance outstanding was $77.2 million and $84.9 million in 2002 and 2001, respectively.

The Company also has a 1.0 million Canadian dollar line of credit with a commercial bank in Canada, which is used to fund the day to day cash flow requirements of the Company's Canadian subsidiary. The borrowings are secured by a letter of credit issued by the Company's principal commercial bank, with interest payable at the LIBOR rate plus 1.4% or at the Canadian bank's prime rate (4.5% at December 31, 2002). Additionally, the Company must pay a quarterly commitment fee of 0.6% on the amount of the commitment. As of December 31, 2002, there was approximately 183,000 Canadian dollars ($116,000) outstanding under the facility, which matures on June 5, 2003.

The weighted average interest rate on line of credit borrowings outstanding was 3.3% and 3.9% as of December 31, 2002 and 2001, respectively.

Secured Financing

The Company's wholly-owned subsidiary, CAC Funding Corp. ("Funding"), has completed seven secured financing transactions with an institutional investor through December 31, 2002, none of which remain outstanding. During 2002, the Company's wholly-owned subsidiary, CAC Warehouse Funding Corp. ("Warehouse Funding"), completed a secured financing transaction with another institutional investor, in which Warehouse Funding received $75.0 million in financing. In connection with this transaction, the Company contributed dealer-partner advances having a carrying amount of approximately $109.0 million to Warehouse Funding, which, in turn, pledged them as collateral to an institutional investor to secure loans that funded the purchase price of the dealer-partner advances. The proceeds of the secured financings were used by the Company to reduce outstanding borrowings under the Company's credit facility. The secured financings create loans for which Warehouse Funding is liable and are non-recourse to the Company, even though Warehouse Funding and the Company are consolidated for financial reporting purposes. Such loans bear interest at a floating rate equal to the commercial paper rate plus 75 basis points with a maximum of 6.25%. As Warehouse Funding is organized as a separate legal entity from the Company, assets of Warehouse Funding (including the contributed dealer-partner advances) will not be available to satisfy the general obligations of the Company. Substantially all the assets of Warehouse Funding have been encumbered to secure Warehouse Funding's obligations to its creditors. This financing is secured primarily by Warehouse Funding's dealer-partner advances and the Company's servicing fee. The Company receives a monthly servicing fee paid by the institutional investor equal to 6% of the collections on Funding's Loans receivable for the secured financing. Except for the servicing fee and payments due to dealer-partners, the Company does not receive, or have any rights in, any portion of collections on the Loans receivable until Warehouse Funding's underlying indebtedness is paid in full either through collections on the related Loans or through a prepayment of the indebtedness.

(7) DEBT — (Continued)

A summary of the secured financing transactions is as follows (dollars in thousands):

Issue Number	Close Date	Original Balance	Secured Financing Balance at December 31, 2002	Dealer-partner Advance Balance at December 31, 2002	Balance as Percent of Original Balance
1998-A	July 1998	$ 50,000	Paid in full	Paid in full	0.0%
1999-A	July 1999	50,000	Paid in full	Paid in full	0.0
1999-B	December 1999	50,000	Paid in full	Paid in full	0.0
2000-A	August 2000	65,000	Paid in full	Paid in full	0.0
2001-A	March 2001	97,100	Paid in full	Paid in full	0.0
2001-B	July 2001	60,845	Paid in full	Paid in full	0.0
2001-C	November 2001	61,795	Paid in full	Paid in full	0.0
2002-A	October 2002	75,000	$58,153*	$96,671	77.5
		$509,740	$58,153	$96,671	

* Bears an interest rate calculated as 2.4% and is anticipated to fully amortize within 10 months as of December 31, 2002.

Mortgage Loan Payable

The Company has a mortgage loan from a commercial bank that is secured by a first mortgage lien on the Company's headquarters building and an assignment of all leases, rents, revenues and profits under all present and future leases of the building. There was $6,195,000 and $6,918,000 outstanding on this loan as of December 31, 2002 and 2001, respectively. The loan matures on May 1, 2004 and requires monthly payments of $99,582, bearing interest at a fixed rate of 7.07%.

Capital Lease Obligations

As of December 31, 2002, the Company has nine capital lease obligations outstanding for various computer equipment, with monthly payments totaling $81,728. These capital lease obligations bear interest at rates ranging from 4.45% to 9.22% and have maturity dates between June 2004 and January 2006.

Letters of Credit

Letters of credit are issued by a commercial bank and reduce amounts available under the Company's line of credit. As of December 31, 2002, the Company has three letters of credit relating to reinsurance agreements totaling $3.2 million. Such letters of credit will expire on May 26, 2003, at which time they will be automatically extended for the period of one year unless the Company is notified otherwise by the commercial bank syndicate. Additionally, the Company has a 1.0 million Canadian dollar letter of credit that secures the borrowings under the Canadian line of credit.

(7) DEBT — (Concluded)

Principal Debt Maturities

The scheduled principal maturities of the Company's debt at December 31, 2002 are as follows (in thousands):

2003	$59,797
2004	6,151
2005	336
2006	2
	$66,286

Included in scheduled principal maturities are anticipated maturities of secured financing debt. The maturities of this debt are dependent on the timing of cash collections on the Loans receivable related to contributed dealer-partner advances, the amounts due to dealer-partners for payments of dealer holdbacks and changes in interest rates on the secured financing. Such amounts included in the table above are $58.2 million for 2003.

Debt Covenants

As of December 31, 2002, the Company complies with various restrictive debt covenants that require the maintenance of certain financial ratios and other financial conditions. The most restrictive covenants require a minimum ratio of the Company's assets to debt, its liabilities to tangible net worth, and its earnings before interest, taxes and non-cash expenses to fixed charges. The Company must also maintain a specified minimum level of net worth.

(8) DEALER HOLDBACKS AND RESERVE FOR ADVANCE LOSSES

Dealer holdbacks consisted of the following:

	As of December 31,	
	2002	2001
	(In thousands)	
Dealer holdbacks	$ 734,625	$ 721,365
Less: advances (net of reserve of $15,494 and $9,161 at December 31, 2002 and 2001, respectively)	(372,091)	(405,972)
Dealer holdbacks, net	$ 362,534	$ 315,393

A summary of the change in the reserve for advance losses (classified with net dealer holdbacks in the accompanying balance sheets) is as follows:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Balance, beginning of period	$ 9,161	$ 6,788	$ 4,329
Provision for advance losses	12,041	4,647	6,591
Charge-offs, net	(6,027)	(2,196)	(4,104)
Currency translation	319	(78)	(28)
Balance, end of period	$15,494	$ 9,161	$ 6,788

(9) RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company regularly accepts assignments of Loans originated by affiliated dealer-partners owned by: (i) the Company's majority shareholder and Chairman; (ii) the Company's President; and (iii) a member of the Chairman's family. Loans accepted from these affiliated dealer-partners were approximately $19.1 million, $21.2 million and $11.3 million in 2002, 2001 and 2000, respectively. Loans receivable from affiliated dealer-partners represented approximately 2.8%, 2.6% and 3.5% of the gross Loans receivable balance as of December 31, 2002, 2001 and 2000, respectively. The Company accepts Loans from affiliated dealer-partners and nonaffiliated dealer-partners on the same terms. Dealer holdbacks from Loans accepted from affiliated dealer-partners were approximately $15.3 million, $16.9 million and $9.0 million in 2002, 2001 and 2000, respectively. Affiliated dealer-partners' advances were $10.4 million or 2.2% of total advances, $11.0 million or 2.3% of total advances and $9.5 million or 2.4% of total advances as of December 31, 2002, 2001 and 2000, respectively.

The Company regularly accepted automobile leases originated by affiliated dealer-partners owned by: (i) the Company's majority shareholder and Chairman; and (ii) the Company's President. Automobile leases accepted from affiliated dealer-partners were $11,000, $1.4 million and $10.1 million in 2002, 2001 and 2000, respectively. Affiliated dealer-partners originated approximately 1.0%, 4.6%, and 22.6% of the value of automobile leases accepted and approximately 0.8%, 4.2% and 24.8% of the number of automobile leases accepted by the Company during 2002, 2001 and 2000, respectively. The Company accepted automobile leases from affiliated dealer-partners and nonaffiliated dealer-partners on the same terms.

The Company records interest income and fees from a note receivable from the Company's President with a balance of $1.5 million as of December 31, 2002 and 2001. Total income earned on the note receivable was $63,000, $50,000 and $62,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company regularly paid a credit card that was used for both business and personal purposes by the Company's Chairman. The Company was regularly reimbursed for the personal expenditures on the credit card. As a result, the Company carried an account receivable from the Company's Chairman with a balance of zero and $66,000 as of December 31, 2002 and 2001, respectively. This practice was discontinued effective April 1, 2002.

The Company paid affiliated dealer-partners, owned by the Company's majority shareholder and Chairman, for vehicle reconditioning services. The total amount paid was approximately $8,000 and $357,000 for the years ended December 31, 2001 and 2000, respectively. In 2001, the Company stopped receiving these services from the affiliated party.

In the normal course of business, the Company analyzes the viability of new products and services by first offering them to a small group of dealer-partners, which includes affiliated dealer-partners, prior to offering them to the entire network of dealer-partners. The Company received fees for direct mail lead generation services provided to affiliated dealer-partners owned by: (i) the Company's majority shareholder and Chairman; (ii) the Company's President; and (iii) a member of the Chairman's family totaling $39,000 for the year ended December 31, 2002. In 2002, the Company received fees totaling $8,200 from an affiliated dealer-partner owned by the Company's President for a test program which offered increased CAPS functionality to dealer-partners. Subsequent to December 31, 2002, this affiliated dealer-partner ceased participation in the test program.

(10) INCOME TAXES

The income tax provision consists of the following:

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Income before provision for income taxes:			
Domestic	$39,339	$37,543	$28,602
Foreign	9,241	10,834	7,387
	$48,580	$48,377	$35,989
Current provision (credit) for income taxes:			
Federal	$16,472	$12,999	$ 9,125
State	(739)	3,298	—
Foreign	2,464	2,943	2,280
	18,197	19,240	11,405
Deferred provision (credit) for income taxes:			
Federal	1,170	(972)	900
State	(591)	571	—
Foreign	103	335	34
	682	(66)	934
Provision for income taxes	$18,879	$19,174	$12,339

(10) INCOME TAXES — (Continued)

The tax effects of timing differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	As of December 31,	
	2002	2001
Deferred tax assets:		
Allowance for credit losses on automobile Loans	$15,852	$13,532
Reserve for advance losses	4,582	3,179
Allowance for leased vehicle losses	1,193	1,084
Sale of advance receivables	—	3,293
Deferred dealer enrollment fees	222	560
Accrued warranty claims	54	179
Accrued liabilities	1,032	2,824
Unearned premiums	151	181
Reserve on notes receivable	491	1,067
Foreign tax credits	1,852	—
Net operating losses	327	—
Valuation of receivables	2,601	—
	28,357	25,899
Less: Valuation allowance	(437)	—
Total deferred tax assets	27,920	25,899
Deferred tax liabilities:		
Unearned finance charges	31,103	32,110
Depreciable assets	4,299	2,466
Undistributed earnings	3,090	—
Valuation of receivables	—	1,175
Deferred credit life and warranty costs	27	65
Other, net	1,068	751
Total deferred tax liabilities	39,587	36,567
Net deferred tax liability	$11,667	$10,668

A reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate were as follows:

	Years Ended December 31,	
	2002	2001
U.S. federal statutory rate	35.0%	35.0%
State income taxes	(2.2)	5.6
Foreign income taxes	(1.4)	(1.1)
Undistributed foreign earnings	6.6	—
Valuation allowance	0.9	—
Other	—	0.1
Provision for income taxes	38.9%	39.6%

(10) INCOME TAXES — (Concluded)

In 2001, there was an increase in state income taxes due to the re-characterization of revenue resulting from the Internal Revenue Service examination. The 2001 state income tax expense is an estimated cumulative amount of taxes owed to various states for the years 1993 to 2001. The decrease in state income taxes in 2002 was primarily due to a change in the estimate of the cumulative amounts owed from 1993 to 2001.

During 2002, management determined that the undistributed earnings of the Company's foreign subsidiaries should no longer be considered to be permanently reinvested. As a result of that determination, the Company recorded the amount of U.S. federal income taxes and withholding taxes that would be due upon repatriation of these earnings.

(11) CAPITAL TRANSACTIONS

Net Income Per Share

Basic net income per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share has been computed by dividing net income by the total of the weighted average number of common shares and common stock equivalents outstanding. Common stock equivalents included in the computation represent shares issuable upon assumed exercise of stock options that would have a dilutive effect using the treasury stock method. The share effect is as follows:

	Years Ended December 31,		
	2002	2001	2000
Weighted average common shares outstanding	42,438,292	42,140,961	43,879,577
Common stock equivalents	924,449	1,009,843	340,299
Weighted average common shares and common stock equivalents	43,362,741	43,150,804	44,219,876

Stock Repurchase Program

In 1999, the Company began acquiring shares of its common stock in connection with a stock repurchase program announced in August 1999. That program authorized the Company to purchase up to 1.0 million common shares on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. On each of February 7, 2000, June 7, 2000, July 13, 2000, November 10, 2000, and May 20, 2002, the Company's Board of Directors authorized increases in the Company's stock repurchase program of an additional 1.0 million shares. As of December 31, 2002, the Company has repurchased approximately 5.0 million shares of the 6.0 million shares authorized to be repurchased under this program at a cost of $30,634,000. The 6.0 million shares, which can be repurchased through the open market or in privately negotiated transactions, represent approximately 13.0% of the shares outstanding at the beginning of the program.

Stock Option Plans

Pursuant to the Company's 1992 Stock Option Plan (the "1992 Plan"), the Company has reserved 8.0 million shares of its common stock for the future granting of options to officers and other employees. The exercise price of the options is no less than the fair market value on the date of the grant. Options under the 1992 Plan generally become exercisable over a three to five year period, or the Company's attainment of certain performance related criteria, or immediately upon a change of Company control. The Company issued 629,969, 1.0 million, and 28,500 options in 2002, 2001, and 2000, respectively, that will vest only if certain performance targets are met. As it was not foreseeable that the performance targets would be met, no compensation expense was recorded for performance-based options in 2002, 2001, or 2000. Nonvested

(11) CAPITAL TRANSACTIONS — (Continued)

performance options are forfeited upon termination of employment and otherwise expire ten years from the date of grant. Shares available for future grants totaled 1,607,615, 2,155,028, and 2,551,970 as of December 31, 2002, 2001 and 2000, respectively.

Pursuant to the Company's Stock Option Plan for Dealers (the "Dealer Plan"), the Company has reserved 1.0 million shares of its common stock for the future granting of options to participating dealer-partners. The exercise price of the options is equal to the fair market value on the date of grant. The options become exercisable over a three year period. Nonvested options are forfeited upon the termination of the dealer-partner's Servicing Agreement by the Company or the dealer-partner and otherwise expire five years from the date of grant. Shares available for future grants totaled 874,367, 765,167, and 684,367 as of December 31, 2002, 2001, and 2000, respectively. Effective January 1, 1999, the Company suspended the granting of future options under the Dealer Plan.

Pursuant to the Company's Director Stock Option Plan (the "Director Plan"), the Company has reserved 200,000 shares of its common stock for future granting of options to members of its Board of Directors. The exercise price of the options is equal to the fair market value on the date of grant. In 2001, the Company granted 100,000 options that will vest only if the Company meets certain performance targets. As it was not foreseeable that the performance targets would be met, no compensation expense was recorded for these performance-based options in 2002 or 2001. Nonvested options are forfeited if the participant should cease to be a director and otherwise expire ten years from the date of grant. Shares available for future grants totaled 100,000 as of December 31, 2002 and 2001.

The Company accounts for the 1992 Plan and Director Plan under Accounting Principles Board Opinion 25, under which no compensation cost has been recognized. Had compensation cost for the 1992 Plan and Director Plan been recognized, the Company's net income and net income per share would have been negatively impacted as follows:

(Dollars in thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Net income:			
As reported	$29,701	$29,203	$23,650
Pro forma	28,354	28,062	22,379
Net income per common share:			
As reported, basic	$ 0.70	$ 0.69	$ 0.54
As reported, diluted	0.68	0.68	0.53
Pro forma, basic	0.67	0.67	0.51
Pro forma, diluted	0.65	0.65	0.51

The Company accounts for the compensation costs related to its grants under the Dealer Plan in accordance with SFAS No. 123. The sales and marketing cost that has been charged against income for the non-employee Dealer Plan was zero, $8,000, and $45,000 in 2002, 2001, and 2000, respectively.

(11) CAPITAL TRANSACTIONS — (Continued)

The fair value of each option granted included in the above calculations is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

1992 Plan	Years Ended December 31, 2002	2001	2000
Risk-free interest rate	4.00%	5.00%	6.00%
Expected life	4.0 years	5.0 years	6.0 years
Expected volatility	63.03%	63.03%	56.22%
Dividend yield	0%	0%	0%

Director Plan	Years Ended December 31, 2002	2001
Risk-free interest rate	4.00%	5.00%
Expected life	4.0 years	5.0 years
Expected volatility	63.03%	63.03%
Dividend yield	0%	0%

Additional information relating to the stock option plans is as follows:

	1992 Plan		Dealer Plan		Director Plan	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at December 31, 1999	5,095,844	$6.74	344,668	$16.14	—	—
Options granted	156,300	5.72	—	—	—	—
Options exercised	(24,233)	3.26	—	—	—	—
Options forfeited	(796,751)	9.32	(78,468)	22.45	—	—
Outstanding at December 31, 2000	4,431,160	6.36	266,200	14.28	—	—
Options granted	1,890,838	6.77	—	—	100,000	$7.00
Options exercised	(258,841)	4.84	(1,000)	6.34	—	—
Options forfeited	(1,493,896)	6.58	(80,800)	24.08	—	—
Outstanding at December 31, 2001	4,569,261	6.53	184,400	10.02	100,000	—
Options granted	864,779	9.83	—	—	—	—
Options exercised	(742,420)	4.77	(6,100)	8.45	—	—
Options forfeited	(317,366)	8.37	(109,200)	11.69	—	—
Outstanding at December 31, 2002	4,374,254	$7.35	69,100	$ 7.51	100,000	$7.00
Exercisable at December 31:						
2000	2,085,569	$6.78	241,961	$14.95	—	—
2001	2,087,165	6.86	184,400	10.02	—	—
2002	1,640,094	7.66	69,100	7.51	—	—

(11) CAPITAL TRANSACTIONS — (Concluded)

The weighted average fair value of options granted for the 1992 Plan during 2002, 2001, and 2000 was $5.58, $3.04, and $3.07 respectively. The weighted average fair value of options granted for the Director Plan during 2001 was $3.33.

The following tables summarize information about options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Outstanding As of 12/31/2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Exercisable As of 12/31/2002	Weighted-Average Exercise Price Per Share
1992 Plan					
$ 2.16 — 5.63	366,350	6.9 Years	$ 3.82	16,850	$ 5.13
5.64 — 7.75	2,494,964	6.6	6.18	1,194,104	6.19
7.76 — 11.07	1,209,699	8.1	8.99	223,073	8.52
11.08 — 22.25	303,241	4.0	14.67	206,067	15.47
Totals	4,374,254	6.9	7.35	1,640,094	7.66
Dealer Plan					
$ 6.34 — 9.35	69,100	0.8 Years	$ 7.51	69,100	$ 7.51
9.36 — 17.63	—	—	—	—	—
17.64 — 27.63	—	—	—	—	—
Totals	69,100	0.8	7.51	69,100	7.51
Director Plan					
$ 5.64 — 7.75	100,000	8.5 Years	$ 7.00	—	—
Totals	100,000	8.5	7.00	—	—

(12) BUSINESS SEGMENT INFORMATION

The Company classifies its operations into three reportable business segments: North America, United Kingdom and Automobile Leasing.

Reportable Segment Overview

North America consists of the Company's U.S. and Canadian automobile finance and services businesses, including the Company's reinsurance activities and automobile service contract programs. These businesses have been aggregated into one reportable segment because they have similar operating and economic characteristics. North America provides participating dealers with financing sources for consumers with limited access to credit by offering "guaranteed credit approval" and delivering credit approvals through the Internet. Other services including marketing, sales training and a wholesale purchasing cooperative in the United States and Canada. United Kingdom provides substantially the same products and services as North America to dealer-partners located in the United Kingdom and Ireland. In 2001, the Company stopped originating Loans in Ireland. Automobile Leasing provided an automobile leasing program to dealer-partners located in the United States and Canada. In early 2002, the Company elected to discontinue originating automobile leases.

(12) BUSINESS SEGMENT INFORMATION — (Continued)

Measurement

The table below presents finance charge revenue, lease revenue, other revenue, segment net income (loss) and segment assets information for each reportable segment (in thousands):

	North America	United Kingdom	Automobile Leasing	Total Company
Year Ended December 31, 2002				
Finance charges	$ 80,073	$ 17,671	$ —	$ 97,744
Lease revenue	—	—	16,101	16,101
Other revenue	35,761	3,449	1,279	40,489
Net income (loss)	24,977	6,548	(1,824)	29,701
Segment assets	699,555	124,604	18,166	842,325
Year Ended December 31, 2001				
Finance charges	$ 68,367	$ 21,802	$ —	$ 90,169
Lease revenue	—	—	21,853	21,853
Other revenue	31,158	2,810	1,339	35,307
Net income (loss)	24,541	7,296	(2,634)	29,203
Segment assets	652,635	163,722	45,077	861,434
Year Ended December 31, 2000				
Finance charges	$ 61,746	$ 18,834	$ —	$ 80,580
Lease revenue	—	—	13,019	13,019
Other revenue	27,187	2,112	713	30,012
Net income (loss)	20,039	5,121	(1,510)	23,650
Segment assets	469,294	158,833	42,907	671,034

(12) BUSINESS SEGMENT INFORMATION — (Concluded)

The Company operates primarily in the United States and the United Kingdom (excluding Ireland). The table below presents the key financial information by geographic location (in thousands):

	United States	United Kingdom	All Other	Total Company
Year Ended December 31, 2002				
Finance charges	$ 78,414	$ 16,785	$ 2,545	$ 97,744
Lease revenue	13,885	—	2,216	16,101
Other revenue	36,594	3,237	658	40,489
Net income (loss)	23,027	7,024	(350)	29,701
Total assets	701,315	116,299	24,711	842,325
Year Ended December 31, 2001				
Finance charges	$ 66,306	$ 20,982	$ 2,881	$ 90,169
Lease revenue	20,248	—	1,605	21,853
Other revenue	32,092	2,692	523	35,307
Net income (loss)	21,646	7,565	(8)	29,203
Total assets	677,359	151,915	32,160	861,434
Year Ended December 31, 2000				
Finance charges	$ 60,245	$ 18,648	$ 1,687	$ 80,580
Lease revenue	13,019	—	—	13,019
Other revenue	27,600	2,081	331	30,012
Net income (loss)	18,578	5,148	(76)	23,650
Total assets	497,946	155,881	17,207	671,034

Information About Products and Services

The Company manages its product and service offerings primarily through those reportable segments. Therefore, pursuant with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", no enterprise-wide disclosures of information about products and services are necessary.

Major Customers

The Company did not have any customer which provided 10% or more of the Company's revenue during 2002, 2001, or 2000. However, during 2002, two dealer-partner groups in the United Kingdom accounted for approximately 41.6% of new Loans accepted by the United Kingdom.

(13) LITIGATION AND CONTINGENT LIABILITIES

In the normal course of business and as a result of the consumer-oriented nature of the industry in which the Company operates, industry participants are frequently subject to various consumer claims and litigation seeking damages and statutory penalties. The claims allege, among other theories of liability, violations of state, federal and foreign truth in lending, credit availability, credit reporting, consumer protection, warranty, debt collection, insurance and other consumer-oriented laws and regulations, including claims seeking damages for physical and mental damages relating to the Company's repossession and sale of the consumer's vehicle and other debt collection activities. The Company, as the assignee of Loans originated by dealer-partners, may also be named as a co-defendant in lawsuits filed by consumers principally against dealer-partners. Many of these cases are filed as purported class actions and seek damages in large dollar amounts.

(13) LITIGATION AND CONTINGENT LIABILITIES — (Concluded)

An adverse ultimate disposition in any such action could have a material adverse impact on the Company's financial position, liquidity and results of operations.

The Company is currently a defendant in a class action proceeding commenced on October 15, 1996 in the United States District Court for the Western District of Missouri seeking money damages for alleged violations of a number of state and federal consumer protection laws. On October 9, 1997, the District Court certified two classes on the claims brought against the Company, one relating to alleged overcharges of official fees, the other relating to alleged overcharges of post-maturity interest. On August 4, 1998, the District Court granted partial summary judgment on liability in favor of the plaintiffs on the interest overcharge claims based upon the District Court's finding of certain violations but denied summary judgment on certain other claims. The District Court also entered a number of permanent injunctions, which among other things, restrained the Company from collecting on certain class accounts. The Court also ruled in favor of the Company on certain claims raised by class plaintiffs. Because the entry of an injunction is immediately appealable, the Company appealed the summary judgment order to the United States Court of Appeals for the Eighth Circuit. Oral argument on the appeals was heard on April 19, 1999. On September 1, 1999, the United States Court of Appeals for the Eighth Circuit overturned the August 4, 1998 partial summary judgment order and injunctions against the Company. The Court of Appeals held that the District Court lacked jurisdiction over the interest overcharge claims and directed the District Court to sever those claims and remand them to state court. On February 18, 2000, the District Court entered an order remanding the post-maturity interest class to Missouri state court while retaining jurisdiction on the official fee class. The Company then filed a motion requesting that the District Court reconsider that portion of its order of August 4, 1998, in which the District Court had denied the Company's motion for summary judgment on the federal Truth-In-Lending Act ("TILA") claim. On May 26, 2000, the District Court entered summary judgment in favor of the Company on the TILA claim and directed the Clerk of the Court to remand the remaining state law official fee claims to the appropriate state court. On September 18, 2001, the Circuit Court of Jackson County, Missouri mailed an order assigning this matter to a judge. On October 28, 2002, the plaintiffs filed a fourth amended complaint. The Company filed a motion to dismiss the plaintiff's fourth amended complaint on November 4, 2002. On November 18, 2002, the Company filed a memorandum urging the decertification of the classes. On January 15, 2003, the case was assigned to a new judge. On February 21, 2003 the plaintiffs filed a brief opposing the Company's November 4, 2002 motion to dismiss the case. The Company will continue its vigorous defense of all remaining claims. However, an adverse ultimate disposition of this litigation could have a material negative impact on the Company's financial position, liquidity and results of operations.

(14) QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of quarterly financial position and results of operations for the years ended December 31, 2002 and 2001. Certain amounts have been reclassified to conform to the 2002 presentation.

	2002			
	1st Q	2nd Q	3rd Q	4th Q
	(In thousands, except per share data)			
Balance Sheets				
Loans receivable, net	$782,524	$790,630	$790,102	$773,177
Floor plan receivables	5,774	6,414	5,261	4,450
Notes receivable	10,987	9,869	8,492	7,554
Investment in operating leases, net	35,612	29,246	23,222	17,879
All other assets	44,833	45,951	39,230	39,265
Total assets	$879,730	$882,110	$866,307	$842,325
Total debt	$182,507	$163,491	$134,478	$109,841
Dealer holdbacks, net	341,800	350,689	361,177	362,534
Other liabilities	58,312	61,514	53,044	46,102
Total liabilities	582,619	575,694	548,699	518,477
Shareholders' equity	297,111	306,416	317,608	323,848
Total liabilities and shareholders' equity	$879,730	$882,110	$866,307	$842,325
Income Statements				
Revenue:				
Finance charges	$ 24,885	$ 25,522	$ 23,783	$ 23,554
Lease revenue	5,159	4,428	3,614	2,900
Other income	8,814	8,639	15,036	8,000
Total revenue	38,858	38,589	42,433	34,454
Costs and expenses:				
Operating expenses	16,007	17,050	16,389	16,887
Provision for credit losses	3,381	3,170	7,048	7,095
Depreciation of leased assets	2,941	2,566	2,251	1,911
Interest	2,305	2,457	2,364	1,932
Total costs and expenses	24,634	25,243	28,052	27,825
Operating income	14,224	13,346	14,381	6,629
Foreign exchange gain (loss)	16	11	(25)	(2)
Income before income taxes	14,240	13,357	14,356	6,627
Provision for income taxes	7,926	4,807	4,925	1,221
Net income	$ 6,314	$ 8,550	$ 9,431	$ 5,406
Net income per common share:				
Basic	$ 0.15	$ 0.20	$ 0.22	$ 0.13
Diluted	$ 0.15	$ 0.20	$ 0.22	$ 0.13
Weighted average shares outstanding:				
Basic	42,437	42,535	42,364	42,371
Diluted	43,498	43,822	43,122	42,853

(14) QUARTERLY FINANCIAL DATA (unaudited) — (Concluded)

	2001			
	1st Q	2nd Q	3rd Q	4th Q
	(In Thousands, Except Per Share Data)			
Balance Sheets				
Loans receivable, net	$618,473	$673,136	$736,166	$757,286
Floor plan receivables	6,987	6,188	6,727	6,446
Notes receivable	9,536	11,057	11,462	11,167
Investment in operating leases, net	47,605	47,540	45,197	42,774
All other assets	65,157	44,935	67,265	43,761
Total assets	$747,758	$782,856	$866,817	$861,434
Total debt	$188,064	$196,403	$230,996	$202,529
Dealer holdbacks, net	248,985	269,585	301,542	315,393
Other liabilities	47,038	47,223	53,271	55,073
Total liabilities	484,087	513,211	585,809	572,995
Shareholders' equity	263,671	269,645	281,008	288,439
Total liabilities and shareholders' equity	$747,758	$782,856	$866,817	$861,434
Income Statements				
Revenue:				
Finance charges	$ 20,488	$ 22,406	$ 23,289	$ 23,986
Lease revenue	5,067	5,573	5,728	5,485
Other income	9,164	9,318	7,850	8,975
Total revenue	34,719	37,297	36,867	38,446
Costs and expenses:				
Operating expenses	14,997	15,626	15,583	13,616
Provision for credit losses	3,015	2,705	2,632	3,563
Depreciation of leased assets	2,929	3,169	3,173	3,214
Interest	3,805	4,016	3,888	2,979
Total costs and expenses	24,746	25,516	25,276	23,372
Operating income	9,973	11,781	11,591	15,074
Foreign exchange gain (loss)	7	(39)	(9)	(1)
Income before income taxes	9,980	11,742	11,582	15,073
Provision for income taxes	3,391	4,013	3,937	7,833
Net income	$ 6,589	$ 7,729	$ 7,645	$ 7,240
Net income per common share:				
Basic	$ 0.16	$ 0.18	$ 0.18	$ 0.17
Diluted	$ 0.15	$ 0.18	$ 0.18	$ 0.17
Weighted average shares outstanding:				
Basic	42,442	42,020	41,997	42,105
Diluted	42,852	42,752	43,595	43,536

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not Applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information is contained under the captions "Matters to Come Before the Meeting — Election of Directors" (excluding the Report of the Audit Committee) and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement and is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information is contained under the caption "Compensation of Executive Officers" (excluding the Report of the Executive Compensation Committee and the stock performance graph) in the Company's Proxy Statement and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Information is contained under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement and is incorporated herein by reference. In addition, the information contained in the Equity Compensation Plan table under Item 5 of this Report is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information is contained under the caption "Certain Relationships and Transactions" in the Company's Proxy Statement and is incorporated herein by reference.

Item 14. ***Controls and Procedures***

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to cause the material information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a)(1) The following consolidated financial statements of the Company and Report of Independent Public Accountants are contained in "Item 8 — Financial Statements and Supplementary Data."

Report of Independent Public Accountants Consolidated Financial Statements:

— Consolidated Balance Sheets as of December 31, 2002 and 2001

— Consolidated Income Statements for the years ended December 31, 2002, 2001 and 2000

— Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

— Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) The Exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index, which is incorporated herein by reference.

(b) The Company was not required to file a current report on Form 8-K during the quarter ended December 31, 2002 and none were filed during that period.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION

BY: /s/ BRETT A. ROBERTS

BRETT A. ROBERTS
Chief Executive Officer

Date: March 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 31, 2003 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRETT A. ROBERTS Brett A. Roberts	Chief Executive Officer (Principal Executive Officer)
/s/ DOUGLAS W. BUSK Douglas W. Busk	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ HARRY E. CRAIG Harry E. Craig	Director
/s/ DONALD A. FOSS Donald A. Foss	Director and Chairman of the Board
/s/ SAM M. LAFATA Sam M. LaFata	Director
/s/ DANIEL P. LEFF Daniel P. Leff	Director
/s/ THOMAS N. TRYFOROS Thomas N. Tryforos	Director

CERTIFICATIONS

I, Brett A. Roberts, certify that:

1. I have reviewed this annual report on Form 10-K of Credit Acceptance Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ BRETT A. ROBERTS

Chief Executive Officer

March 31, 2003

I, Douglas W. Busk, certify that:

1. I have reviewed this annual report on Form 10-K of Credit Acceptance Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DOUGLAS W. BUSK

Chief Financial Officer

March 31, 2003

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. The Company's commission file number is 000-20202.

Exhibit No.		Description
3(a)(1)	7	Articles of Incorporation, as amended July 1, 1997
3(b)	2	Bylaws of the Company, as amended
4(c)(11)	20	Amended and Restated Credit Agreement, dated as of June 11, 2001, among the Company, certain of the Company's subsidiaries, Comerica Bank, as Administrative Agent and Collateral Agent, and the banks signatory thereto
4(f)	9	Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp. and NationsBank, N.A.
4(f)(2)	9	Servicing Agreement dated July 7, 1998 between CAC Funding Corp. and the Company
4(f)(3)	9	Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(4)	12	Amendment No. 1 dated June 30, 1999 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and NationsBank, N.A.
4(f)(6)	12	Amendment No. 1 dated June 30, 1999 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(8)	14	Amendment No. 2 dated December 15, 1999 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and NationsBank, N.A.
4(f)(10)	14	Amendment No. 2 dated December 15, 1999 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(11)	17	Amendment No. 3 dated August 8, 2000 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and NationsBank, N.A.
4(f)(12)	17	Amendment No. 3 dated August 8, 2000 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(14)	18	Amendment No. 4 dated March 12, 2001 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and NationsBank, N.A.
4(f)(15)	18	Amendment No. 4 dated March 12, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(16)	20	Amendment No. 5 dated July 20, 2001 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and Bank of America, N.A.
4(f)(17)	20	Amendment No. 6 dated July 20, 2001 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and Bank of America, N.A.
4(f)(18)	20	Amended and Restated Security Agreement, dated July 20, 2001, among Kitty Hawk Funding Corporation, CAC Funding Corp., the Company and Bank of America, N.A., individually and as Collateral Agent
4(f)(19)	20	Amendment No. 5 dated July 20, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(20)	22	Amendment No. 6 dated November 2, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.

Exhibit No.		Description
4(f)(21)	22	Amendment No. 7 dated November 2, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(22)	22	Amendment No. 8 dated November 2, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(23)	22	Amendment No. 9 dated November 2, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(24)	22	Amendment No. 10 dated November 2, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(25)	22	Amendment No. 11 dated December 11, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(26)	22	Amendment No. 12 dated December 11, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(27)	22	Amendment No. 13 dated December 11, 2001 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(28)	22	Amendment No. 1 dated October 17, 2001 to Amended and Restated Security Agreement dated July 20, 2001 among Kitty Hawk Funding Corporation, CAC Funding Corp., the Company and Bank of America, N.A.
4(f)(29)	22	Amendment No. 2 dated November 2, 2001 to Amended and Restated Security Agreement dated July 20, 2001 among Kitty Hawk Funding Corporation, CAC Funding Corp., the Company and Bank of America, N.A.
4(f)(30)	22	Amendment No. 7 dated November 2, 2001 to Note Purchase Agreement dated July 7, 1998 among Kitty Hawk Funding Corporation, CAC Funding Corp., and Bank of America, N.A.
4(f)(31)	23	Amendment No. 3 dated January 31, 2002 to Amended and Restated Security Agreement dated July 20, 2001 among Kitty Hawk Funding Corporation, CAC Funding Corp., the Company and Bank of America, N.A.
4(f)(32)	23	Amendment No. 14 dated January 14, 2002 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(33)	23	Amendment No. 15 dated January 14, 2002 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(34)	23	Amendment No. 16 dated February 12, 2002 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(35)	23	Amendment No. 17 dated February 12, 2002 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(36)	23	Amendment No. 18 dated March 12, 2002 to Contribution Agreement dated July 7, 1998 between the Company and CAC Funding Corp.
4(f)(37)	23	Back-Up Servicing Agreement dated January 31, 2002 among the Company, CAC Funding Corp., OSI Portfolio Services, Inc., Kitty Hawk Funding Corporation and Bank of America, N.A.
4(f)(38)	23	Amendment No. 1 dated March 8, 2002 to Amended and Restated Credit Agreement dated June 11, 2001 among the Company, Comerica Bank, LaSalle Bank National, Harris Trust and Savings Bank, Fifth Third Bank, M&I Marshall & Ilsley Bank, Bank of America, N.A., and National City Bank
4(f)(39)	24	Amendment No. 2 dated June 11, 2002 to Amended and Restated Credit Agreement dated June 11, 2001 among the Company, Comerica Bank, LaSalle Bank National, Harris Trust and Savings Bank, Fifth Third Bank, Bank of America, N.A., and National City Bank
4(f)(40)	24	Second Amendment dated as of June 10, 2002 to the Intercreditor Agreement dated as of December 15, 1998 among Comerica Bank, as Collateral Agent, and various lenders and note holders

Exhibit No.		Description
4(f)(41)	24	Second Amendment dated June 10, 2002 to Second Amended and Restated Security Agreement, dated June 11, 2001 between Comerica Bank, as Collateral Agent and the Company
4(f)(42)	25	Third Amendment dated August 30, 2002 to Second Amended and Restated Security Agreement dated June 11, 2001 between Comerica Bank, as Collateral Agent and the Company
4(f)(43)	25	Loan and Security Agreement dated September 27, 2002 among the Company, CAC Warehouse Funding Corp., Variable Funding Capital Corporation, Wachovia Securities, Inc., Wachovia Bank, National Association and OSI Portfolio Services, Inc.
4(f)(44)	25	Contribution Agreement dated September 27, 2002 between the Company and CAC Warehouse Funding Corp.
4(f)(45)	25	Back-Up Servicing Agreement dated September 27, 2002 among the Company, CAC Warehouse Funding Corp., OSI Portfolio Services, Inc., Variable Funding Capital Corporation and Wachovia Securities, Inc.
4(f)(46)	25	Intercreditor Agreement, dated September 30, 2002, among the Company, CAC Warehouse Funding Corp., CAC Funding Corp., Bank of America, N.A., as agent, Wachovia Securities, Inc., as agent, and Comerica Bank, as agent
4(g)(2)	11	Intercreditor Agreement dated as of December 15, 1998 among Comerica Bank, as Collateral Agent, and various lenders and note holders
4(g)(3)	11	Deed of Charge, dated December 17, 1998 between Comerica Bank, as Collateral Agent, and the Company
4(g)(4)	20	Second Amended and Restated Security Agreement, dated June 11, 2001 between Comerica Bank, as Collateral Agent and the Company
4(g)(5)	19	First Amendment dated as of March 30, 2001 to the Intercreditor Agreement dated as of December 14, 1998 among Comerica Bank, as Collateral Agent, and various lenders and note holders
4(g)(6)	21	First Amendment, dated September 7, 2001 to Second Amended and Restated Security Agreement, dated June 11, 2001 between Comerica Bank, as Collateral Agent and the Company
4(i)	21	Security Agreement, dated September 7, 2001, between CAC of Canada Limited and Comerica Bank
4(j)	21	Debenture, dated September 7, 2001, made by way of deed by CAC Ireland Limited, in favor of Comerica Bank, as agent and security trustee
4(k)	21	Debenture, dated September 7, 2001, made by way of deed by CAC UK Limited, in favor of Comerica Bank, as agent and security trustee
4(l)	21	Debenture, dated September 7, 2001, made by way of deed by CAC UK Funding Ltd., in favor of Comerica Bank, as agent and security trustee
4(m)	21	Assignation in Security, dated September 10, 2001, among Credit Acceptance Corporation, CAC Nevada, Inc., CAC Scotland and Comerica Bank, as collateral agent and trustee
4(n)	21	Deed of Charge, dated September 7, 2001 between Credit Acceptance Corp., and Comerica Bank, as Collateral Agent, with respect to the share capital of CAC Ireland Limited
Note:		Other instruments, notes or extracts from agreements defining the rights of holders of long-term debt of the Company or its subsidiaries have not been filed because (i) in each case the total amount of long-term debt permitted there under does not exceed 10% of the Company's consolidated assets, and (ii) the Company hereby agrees that it will furnish such instruments, notes and extracts to the Securities and Exchange Commission upon its request

Exhibit No.		Description
10(d)(4)	14	Form of Addendum 3 to Servicing Agreement (Multiple Lots)
10(d)(7)	14	Servicing Agreement, including Addendum 1 and Addendum 2 dated June 1999
10(d)(8)	18	Servicing Agreement dated February 2001
10(f)(4)*	12	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999
10(g)(2)	19	Employment agreement for Keith P. McCluskey, Chief Marketing Officer, dated April 19, 2001
10(o)(2)	10	Credit Acceptance Corporation Stock Option Plan for Dealers, as amended and restated September 21, 1998
10(p)	22	Credit Acceptance Corporation Director Stock Option Plan
21(1)	26	Schedule of Credit Acceptance Corporation Subsidiaries
23(1)	26	Consent of Deloitte and Touche LLP
99(a)	26	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99(b)	26	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management compensatory contracts and arrangements.

2 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 1994, and incorporated herein by reference.

4 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended March 31, 1996, and incorporated herein by reference.

7 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 1997, and incorporated herein by reference.

9 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 1998, and incorporated herein by reference.

10 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 1998, and incorporated herein by reference.

11 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 1998, and incorporated herein by reference.

12 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 1999, and incorporated herein by reference.

14 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 1999, and incorporated herein by reference.

17 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2000, and incorporated herein by reference.

18 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 2000, and incorporated herein by reference.

19 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended March 31, 2001, and incorporated herein by reference.

20 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2001, and incorporated herein by reference.

21 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2001, and incorporated herein by reference.

22 Previously filed as an exhibit to the Company's Form 10-K Annual Report for the year ended December 31, 2001, and incorporated herein by reference.

23 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended March 31, 2002, and incorporated herein by reference.

24 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended June 30, 2002, and incorporated herein by reference.

25 Previously filed as an exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference.

26 Filed herewith.

BOARD OF DIRECTORS

Donald A. Foss
Chairman of the Board
Credit Acceptance Corporation

Harry E. Craig
Independent Personnel Consultant

Sam M. LaFata
Vice President – Special Business Development
Manheim Metro Detroit Auto Auction

Daniel P. Leff
Chief Operating Officer
Invensys Energy Management

Brett A. Roberts
Chief Executive Officer
Credit Acceptance Corporation

Thomas N. Tryforos
General Partner
Prescott Investors, Inc.

OTHER INFORMATION

Corporate Headquarters
Silver Triangle Building
25505 West Twelve Mile Road
Suite 3000
Southfield, MI 48034-8339
(248) 353-2700

Transfer Agent and Registrar
Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, OH 45202
(513) 534-5320

Corporate Counsel
Dykema Gossett PLLC
Detroit, MI

Certified Public Accountants
Deloitte & Touche LLP
Detroit, MI

Stock Listing
Nasdaq Stock Market Symbol:
CACC

Investor Relations
Information requests should be forwarded to:
Douglas W. Busk

Annual Shareholders Meeting
May 15, 2003 9:00 a.m.
Southfield Westin
1500 Town Center Drive
Southfield, MI 48075

Shareholders may obtain without charge a copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing Investor information on the Company's Web site at www.creditacceptance.com.

25505 West Twelve Mile Road
Southfield, Michigan 48034
2 4 8 . 3 5 3 . 2 7 0 0
visit us @ creditacceptance.com